   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1999
                                                     REGISTRATION NO.: 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                           SILICON VALLEY BANCSHARES

             (Exact name of registrant as specified in its charter)

                          DELAWARE                                         91-1962278
      (State or other jurisdiction of incorporation or        (I.R.S. Employer Identification No.)
                       organization)

                                                                           JOHN C. DEAN
                                                               PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                                                     SILICON VALLEY BANCSHARES
                  3003 TASMAN DRIVE                                      3003 TASMAN DRIVE
            SANTA CLARA, CALIFORNIA 95054                          SANTA CLARA, CALIFORNIA 95054
              TELEPHONE: (408) 654-7400                              TELEPHONE: (408) 654-7400
 (Address including zip code, and telephone number,      (Name, address, including zip code, and telephone
   including area code, of registrant's principal       number, including area code, of agent for service)
                  executive office)

                         ------------------------------

                                   COPIES TO:

           TODD H. BAKER, ESQ.                             RICHARD A. BOEHMER, ESQ.
       GIBSON, DUNN & CRUTCHER LLP                          O'MELVENY & MYERS LLP
    ONE MONTGOMERY STREET, 26TH FLOOR                 400 SOUTH HOPE STREET, SUITE 1060
         SAN FRANCISCO, CA 94104                            LOS ANGELES, CA 90071
        TELEPHONE: (415) 393-8200                         TELEPHONE: (213) 430-6643
        FACSIMILE: (415) 986-5309                         FACSIMILE: (213) 430-6407

                         ------------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / / ____________
    If this Form is a post-effective amendment filed pursuant to
Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS                AMOUNT TO       OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
   OF SECURITIES TO BE REGISTERED        BE REGISTERED           UNIT(2)             PRICE(2)         REGISTRATION FEE
Common Stock, $.001 par value(1)....   1,437,500 shares         $35.3125            $50,761,718            $14,115

(1) This registration statement also pertains to preferred share purchase rights to purchase shares of the registrant's common stock. One right is attached to and trades with each share of common stock of the registrant. Until the occurrence of certain events, the rights are not exercisable and will not be evidenced or transferred apart from the common stock.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices per share reported on the Nasdaq National Market on November 11, 1999.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER   , 1999

PROSPECTUS

                                1,250,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                ----------------

Silicon Valley Bancshares is offering 1,250,000 shares of common stock.

Silicon Valley Bancshares' common stock is listed on the Nasdaq National Market under the symbol "SIVB." On November 16, 1999, the last reported sale on the Nasdaq National Market was $37.0625 per share.

INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE RISK FACTORS SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

                             ---------------------

                              PRICE $   PER SHARE

                            ------------------------

                                                    PER SHARE    TOTAL
                                                    ---------   --------
Public offering price.............................    $          $
Underwriting discount.............................    $          $
Proceeds to Silicon Valley Bancshares.............    $          $

The underwriters may purchase up to 187,500 additional shares from Silicon Valley Bancshares at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about December   ,
1999.

                            ------------------------

DAIN RAUSCHER WESSELS

                         KEEFE, BRUYETTE & WOODS, INC.

                                                                 HOEFER & ARNETT

                                                       INCORPORATED
                                ----------------

                                           , 1999

                             ABOUT THIS PROSPECTUS

    You should rely only on the information provided or incorporated by reference in this prospectus. We are not making an offer of the common stock in any state where an offer is not permitted. The information in this prospectus is accurate only as of the dates of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Unless we indicate otherwise, this prospectus assumes that the underwriters will not exercise the option granted to them to purchase additional shares of common stock to cover over-allotments.

                               TABLE OF CONTENTS

                                                                  PAGE
Summary.....................................................      3
Risk Factors................................................      9
Use of Proceeds.............................................     14
Capitalization..............................................     14
Regulatory Capital Ratios...................................     15
Price Range of Common Stock and Dividend Policy.............     15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     16
Management..................................................     50
Underwriting................................................     53
Validity of Securities......................................     54
Experts.....................................................     54
Available Information.......................................     54
Information Incorporated by Reference.......................     55

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes "forward-looking statements" as that term is used in the securities laws. All statements regarding our expected financial position, business and strategies are forward-looking statements. In addition, in those and other portions of this prospectus, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, and have based these expectations on our beliefs as well as assumptions we have made, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from such expectations include, without limitation, factors such as failure of a significant number of borrowers to repay their loans, a decrease in the amount of capital available to emerging growth companies and restrictions imposed on us by regulations or regulators of the banking industry. For information about factors that could cause our actual results to differ from the expectations stated in the forward-looking statements, see the text under the caption "Risk Factors." We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements.

                                    SUMMARY

    THE FOLLOWING INFORMATION SUMMARY CONTAINS BASIC INFORMATION ABOUT THIS OFFERING. IT LIKELY DOES NOT INCLUDE ALL THE INFORMATION IMPORTANT TO YOU AND SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    We provide innovative banking products and services to emerging growth and middle-market companies, focusing primarily on companies in the technology and life sciences industries that are backed by venture capital investors. A key component of our business strategy is to develop relationships with our clients at a very early stage, and to offer them banking products and services which meet their needs throughout their life cycle. We have cultivated strong relationships with venture capital firms, many of whom are our clients, which provide us with access to many potential banking clients.

    Our unique business strategy and focus has resulted in significant growth. Our banking operations have expanded from a single location in Santa Clara, California to a national network of 22 offices located in Arizona, California, Colorado, Georgia, Illinois, Massachusetts, Minnesota, Oregon, Pennsylvania, Texas, Virginia, and Washington.

    Since December 31, 1994, our total assets, loans and deposits have increased at compound annual growth rates of 27.8%, 19.9% and 27.5%, respectively. In response to recent regulatory concerns expressed in a memorandum of understanding with our primary regulators, we have slowed our deposit growth by marketing off-balance sheet investment products to our clients. The growth of our loan portfolio has also slowed recently due to public offerings and mergers and acquisitions involving our clients. As of September 30, 1999, we had $3.7 billion in total assets, $3.4 billion in total deposits, $1.7 billion in loans, net of unearned income, and $243.5 million in stockholders' equity.

TECHNOLOGY AND LIFE SCIENCES NICHE

    Our technology and life sciences niche serves primarily venture capital-backed companies within a variety of technology and life sciences industries and markets throughout the United States. Because these companies' primary source of funding is equity from venture capitalists, they generally keep large cash balances in their deposit accounts with us and often do not borrow large amounts under their credit facilities. Lending to this niche typically involves working capital lines of credit, equipment financing, asset acquisition loans, and bridge financing. Our technology and life sciences niche includes the following practices:

    - Our COMMUNICATIONS AND ON-LINE SERVICES practice serves companies in the networking, telecommunications and on-line services industries. The networking industry includes companies supplying the equipment and services that facilitate distributed enterprise networks such as local and wide area networks. The telecommunications industry encompasses the suppliers of equipment and services to companies and consumers for the transmission of voice, data and video. Companies included in the on-line services industry supply access, content, services, and support to individuals and businesses participating on the internet, or in other on-line activities.

    - Our COMPUTERS AND PERIPHERALS practice focuses on companies that are engaged in the support and manufacturing of computers, electronic components and related peripheral products. Specific markets these companies serve include personal computers, specialty computer systems, add-in boards, printers, storage devices, networking equipment, and contract manufacturing.

    - Our SEMICONDUCTORS practice serves companies involved in the design, manufacturing and marketing of integrated circuits. This includes companies involved in the manufacturing of semiconductor production equipment and semiconductors, testing and related services, electronic parts wholesaling, computer-aided design and computer-aided manufacturing.

    - Our SOFTWARE practice primarily serves companies that design integrated computer systems, provide computer programming services and develop and market commercial and industrial applications as well as prepackaged software.

    - Our LIFE SCIENCES practice serves companies in the biotechnology, medical devices and health care services industries. The biotechnology industry includes companies involved in research and development of therapeutics and diagnostics for the medical and pharmaceuticals industries. The medical devices industry encompasses companies involved in the design, manufacturing and distribution of surgical instruments and medical equipment. Companies included in the health care services industry deal with patients, either in a primary care or secondary care role.

    In addition to the industry-related practices discussed above, we provide commercial lending and other financial products and services to other clients associated with the technology and life sciences industries. Through our PACIFIC RIM practice, we serve U.S.-based technology and life sciences companies that receive equity funding from Asian or Asian-based venture capital sources. Through our VENTURE CAPITAL practice, we provide venture capital firms with financing and other specialized products and services. Lastly, through our EMERGING TECHNOLOGIES practice, we target non-venture-backed technology companies in northern California, with a primary focus on the software industry.

SPECIAL INDUSTRY NICHES

    We have always served a variety of commercial enterprises unrelated to our technology and life sciences niche. We serve these clients through several special industry niche practices. We continue to follow this strategy by identifying industries whose financial services needs we believe are underserved. The following is a brief summary of our special industry niche practices.

    - Our REAL ESTATE practice makes real estate construction and term loans whose primary source of repayment is cash flow or sales proceeds from real property collateral. We focus on construction loans for residential and commercial projects, and construction and mini-permanent loans on retail, industrial and office projects in northern California.

    - Our PREMIUM WINERIES practice focuses on wineries which produce select or exclusive vintages of up to 150,000 cases annually. Our lending in this niche consists of both short-term inventory loans and term loans related to vineyard acquisition and development, equipment financing and cooperage.

    - Our MEDIA PRACTICE focuses on acquisition, recapitalization and plant upgrade financings of less than $10 million for radio, television, outdoor advertising and cable television operators.

    In addition to serving the special industry niches listed above, we serve a broad array of industries in northern California through our DIVERSIFIED INDUSTRIES practice. This practice allows us to continue to evaluate potential niches by initially identifying and serving a few clients in related industries or markets.

SPECIALIZED PRODUCTS AND SERVICES

    We offer a variety of specialized lending products and other financial products and services to clients in various stages of development. These services allow us to begin serving companies in their start-up phases, and then gradually expand the services we provide as the companies grow.

    From the time companies receive their initial funding, we seek to serve their cash management needs. Initially, we provide investment services to assist our clients with managing their short-term investments. On behalf of clients, we purchase investment securities that include U.S. Treasury securities, U.S. agency securities, commercial paper, Eurodollar deposits, and bankers' acceptances. We also offer our clients access to private label mutual fund products as an alternative to our deposit products.

    In addition, our new Internet site, eSource-TM-, provides our early stage clients with an on-line resource providing access to various services that technology and life sciences entrepreneurs require. In eSource-TM- we have formed a broad national and global network of service providers in a variety of areas important to our clients, including financial and administrative services, office set-up services, human resources, staffing services, risk management services and industry specific research.

    As our clients conduct research and development and prepare for production, we offer equipment leasing services as well as vendor financing for many types of technology purchases, including software, hardware, maintenance and professional services. We structure these arrangements to suit the risk profile of the client in its stage of growth.

    Once our clients enter production, many experience rapid growth and consequently require banking products which augment their cash flow. We offer factoring services, which involves purchasing clients' accounts receivable at a discount, making operating funds immediately available to the clients, and then managing the collection of these receivables.

    As our clients mature, we may offer more advanced cash management products, providing services to help our customers manage cash collections and disbursements efficiently and cost effectively. These services include wholesale lockbox services, electronic information reporting and controlled disbursement services. In addition, we also provide real estate loans, typically to finance commercial real estate to be owned and operated by our clients.

    We also assist our many clients who do business internationally by providing foreign exchange, import and export letters of credit, documentary collections, and a number of other trade finance products and services. We have been granted delegated authority by the Export-Import Bank of the U.S. and the California Export Finance Office. This enables us to provide our clients with working capital loans guaranteed by the Export-Import Bank and California Export Finance Office to finance foreign receivables and inventory intended for export, as well as to provide purchase order financing.

    If our clients experience periods when their profit performance has been interrupted or where they need greater financial flexibility, we may assist them by providing asset-based credit facilities that involve frequent monitoring of the underlying collateral, which generally consists of accounts receivable, inventory and equipment.

    For clients in the more advanced stages of growth, we pursue opportunities in mezzanine lending and will provide private equity and debt placement services, high yield debt services and mergers and acquisitions advice. We also assist our clients through investment bank referrals for public offerings, equity research, sales and trading services, asset securitizations, and fixed income services.

    For clients in all stages of their growth cycle, we focus on serving the personal banking needs of senior executives and owners of our client companies. In addition, we serve the personal banking needs of partners and senior executives of venture capital firms and other professionals whose businesses are related to our niche practices.

GENERAL

    Silicon Valley Bancshares is a bank holding company incorporated in Delaware. Silicon Valley Bank is a California state-chartered bank and a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation. Our principal offices are located at 3003 Tasman Drive, Santa Clara, California 95054 and our telephone number is
(408) 654-7400. When we refer to "Silicon Valley Bancshares," or "we" or similar words, we intend to include Silicon Valley

Bancshares and its subsidiaries collectively, including Silicon Valley Bank. When we refer to "Silicon," we are referring only to Silicon Valley Bancshares.

                                  THE OFFERING

Shares offered...............................  1,250,000

Shares outstanding after the offering........  22,177,367

Use of proceeds..............................  Silicon will contribute substantially all of the net proceeds of this offering to its
                                               subsidiary Silicon Valley Bank. Silicon
                                               Valley Bank will use the proceeds for general
                                               corporate purposes.

Nasdaq National Market symbol................  SIVB

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

    The following summary presents our selected consolidated financial data as of, and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994. That financial data has been derived from our audited consolidated financial statements. The following summary also presents selected consolidated financial data for the three and nine months ended September 30, 1999 and 1998. That financial data has been derived from our unaudited consolidated quarterly financial statements which, in our opinion, include all adjustments (consisting of only normal, recurring adjustments) considered necessary for a fair presentation. The summary selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes which have been incorporated by reference in this prospectus. The summary selected consolidated financial data for the three and nine months ended September 30, 1999 is not necessarily predicative of our operating results for the entire year.

                             AS OF AND FOR THE         AS OF AND FOR THE
                            THREE MONTHS ENDED         NINE MONTHS ENDED
                               SEPTEMBER 30,             SEPTEMBER 30,            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                          -----------------------   -----------------------   -------------------------------------------------
                             1999         1998         1999         1998         1998         1997         1996         1995
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                              (DOLLARS AND NUMBERS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT
  SUMMARY:
Net interest income.....  $   54,389   $   38,456   $  142,564   $  105,792   $  146,615   $  110,824   $   87,275   $   73,952
Provision for loan
  losses................      21,563       10,557       40,334       20,061       37,159       10,067       10,426        8,737
Noninterest income......      13,414        7,716       25,125       17,542       23,162       13,265       11,609       12,565
Noninterest expense.....      29,716       21,063       83,050       61,740       83,645       66,301       52,682       47,925
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before taxes.....      16,524       14,552       44,305       41,533       48,973       47,721       35,776       29,855
Income tax expense......       6,015        6,002       17,006       17,202       20,117       20,043       14,310       11,702
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income..............  $   10,509   $    8,550   $   27,299   $   24,331   $   28,856   $   27,678   $   21,466   $   18,153
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

COMMON SHARE SUMMARY:
Diluted earnings per
  share.................  $     0.50   $     0.41   $     1.30   $     1.16   $     1.38   $     1.36   $     1.11   $     0.99
Book value per share....       11.66        10.19                                  10.42         8.75         7.26         5.86
Weighted average diluted
  shares outstanding....      21,227       20,980       20,991       20,948       20,923       20,338       19,382       18,288

PERIOD-END BALANCE SHEET
  SUMMARY:
Assets..................  $3,721,755   $3,216,182                             $3,545,452   $2,625,123   $1,924,544   $1,407,587
Loans, net of unearned
  income................   1,661,016    1,438,231                              1,611,921    1,174,645      863,492      738,405
Investment securities,
  at fair value.........   1,745,262      940,893                              1,397,502    1,013,904      625,022      321,309
Noninterest-bearing
  deposits..............   1,359,017      839,713                                921,790      788,442      599,257      451,318
Total deposits..........   3,404,801    2,943,870                              3,269,753    2,432,407    1,774,304    1,290,060
Stockholders' equity....     243,496      210,238                                215,865      174,481      135,400      104,974

OTHER DATA:
Off-balance sheet client
  funds.................  $3,810,400   $1,051,521                             $1,096,300          N/A          N/A          N/A

CAPITAL RATIOS:
Total risk-based capital
  ratio.................        12.7%        12.5%                                  11.5%        11.5%        11.5%        11.9%
Tier 1 risk-based
  capital ratio.........        11.5%        11.2%                                  10.3%        10.2%        10.2%        10.6%
Tier 1 leverage ratio...         6.7%         7.7%                                   7.6%         7.1%         7.7%         8.0%
Stockholders' equity to
  assets................         6.5%         6.5%                                   6.1%         6.6%         7.0%         7.5%


                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                          ----------
                             1994
                          ----------
                          (DOLLARS AND NUMBERS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT
  SUMMARY:
Net interest income.....  $   60,260
Provision for loan
  losses................       3,087
Noninterest income......       4,922
Noninterest expense.....      45,599
                          ----------
Income before taxes.....      16,496
Income tax expense......       7,430
                          ----------
Net income..............  $    9,066
                          ==========
COMMON SHARE SUMMARY:
Diluted earnings per
  share.................  $     0.53
Book value per share....        4.54
Weighted average diluted
  shares outstanding....      17,066
PERIOD-END BALANCE SHEET
  SUMMARY:
Assets..................  $1,161,539
Loans, net of unearned
  income................     703,809
Investment securities,
  at fair value.........     156,489
Noninterest-bearing
  deposits..............     401,455
Total deposits..........   1,075,373
Stockholders' equity....      77,257
OTHER DATA:
Off-balance sheet client
  funds.................         N/A
CAPITAL RATIOS:
Total risk-based capital
  ratio.................        10.1%
Tier 1 risk-based
  capital ratio.........         8.9%
Tier 1 leverage ratio...         8.3%
Stockholders' equity to
  assets................         6.7%

    The following summary presents our selected consolidated asset quality data and selected financial ratios for the years ended December 31, 1998, 1997, 1996, 1995 and 1994. That data has been derived from our audited consolidated financial statements. The following summary also presents selected consolidated asset quality data and selected financial ratios for the quarterly periods ended March 31, June 30 and September 30, 1999. That data has been derived from our unaudited consolidated quarterly financial statements which, in our opinion, include all adjustments (consisting of only normal, recurring adjustments) considered necessary for a fair presentation. The summary selected consolidated data should be read in conjunction with our consolidated financial statements and the related notes which have been incorporated by reference in this prospectus. The summary selected consolidated financial data for the quarterly periods is not necessarily predicative of our operating results for the entire year.

                                                         1999                              YEAR ENDED DECEMBER 31,
                                            ------------------------------   ----------------------------------------------------
                                            SEPT 30    JUNE 30     MAR 31      1998       1997       1996       1995       1994
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                           (DOLLARS IN THOUSANDS)
SELECTED ASSET QUALITY DATA:
Loans past due 90 days or more and still
  accruing interest.......................  $ 1,553    $   678    $   740    $  $441    $ 1,016    $ 8,556    $   906    $   444
Nonaccrual loans..........................   33,959     46,678     50,993     19,444     24,476     14,581     27,867     11,269
                                            -------    -------    -------    -------    -------    -------    -------    -------
Total nonperforming loans.................   35,512     47,356     51,733     19,885     25,492     23,137     28,773     11,713
Other real estate owned and other
  foreclosed assets.......................      694        750      1,370      1,800      1,858      1,948      4,955      7,089
                                            -------    -------    -------    -------    -------    -------    -------    -------
Total nonperforming assets................  $36,206    $48,106    $53,103    $21,685    $27,350    $25,085    $33,728    $18,802
                                            =======    =======    =======    =======    =======    =======    =======    =======
Allowance for loan losses.................  $70,800    $56,300    $47,600    $46,000    $37,700    $32,700    $29,700    $20,000
                                            =======    =======    =======    =======    =======    =======    =======    =======

SELECTED FINANCIAL RATIOS:
Return on average assets(1)...............      1.0%       0.9%       0.9%       1.0%       1.3%       1.4%       1.6%       0.9%
Return on average stockholders'
  equity(1)...............................     18.0%      16.0%      14.5%      14.5%      18.2%      17.9%      19.8%      12.3%
Efficiency ratio(2).......................     48.2%      53.6%      55.3%      53.8%      55.9%      55.9%      60.6%      68.3%
Net interest margin(1)....................      5.4%       5.0%       5.0%       5.2%       5.6%       6.1%       7.1%       7.2%
Allowance for loan losses as a percentage
  of:
  total loans.............................      4.2%       3.6%       2.9%       2.8%       3.2%       3.8%       4.0%       2.8%
  total nonperforming loans...............    199.4%     118.9%      92.0%     231.3%     147.9%     141.3%     103.2%     170.8%
Nonperforming loans to total loans........      2.1%       3.0%       3.2%       1.2%       2.2%       2.7%       3.9%       1.7%
Nonperforming assets to total assets......      1.0%       1.2%       1.4%       0.6%       1.0%       1.3%       2.4%       1.6%
Net charge-offs (recoveries) to average
  loans(1)................................      1.8%       0.5%       1.6%       2.2%       0.5%       1.0%      (0.1)%      1.4%

------------------------------

(1) Annualized for the three-month periods ended March 31, June 30 and September 30, 1999.

(2) Noninterest expense (excluding other real estate owned, or OREO, costs) divided by the sum of net interest income plus noninterest income (excluding warrant income and securities gains/losses).

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS, AS WELL AS IN OTHER DOCUMENTS
INCORPORATED BY REFERENCE.

IF A SIGNIFICANT NUMBER OF CLIENTS FAIL TO PERFORM UNDER THEIR LOANS, OUR BUSINESS, PROFITABILITY AND FINANCIAL CONDITION WOULD BE ADVERSELY AFFECTED.

    As a lender, the largest risk we face is the possibility that a significant number of our client borrowers will fail to pay their loans when due. If borrower defaults cause losses in excess of our allowance for loan losses, it could have an adverse affect on our business, profitability and financial condition. We have established an evaluation process designed to determine the adequacy of the allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is dependent to a great extent on our experience and judgement. We cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, profitability or financial condition.

BECAUSE OF THE CREDIT PROFILE OF OUR LOAN PORTFOLIO, OUR LEVELS OF NONPERFORMING ASSETS AND CHARGE-OFFS CAN BE VOLATILE, AND WE MAY NEED TO MAKE MATERIAL PROVISIONS FOR LOAN LOSSES IN ANY PERIOD, WHICH COULD CAUSE REDUCED NET INCOME OR NET LOSSES IN THAT PERIOD.

    Our loan portfolio has a credit profile different from that of most other banking companies. Many of our loans are made to companies in the early stages of development with negative cash flow and no established record of profitable operations. In some cases, repayment of the loan is dependent upon receipt of additional equity financing from venture capitalists or others. Collateral for many of the loans often includes intellectual property, which is difficult to value and may not be readily salable in the case of a default. Because of the intense competition and rapid technological change which characterizes the companies in our technology and life sciences niche, a borrower's financial position can deteriorate rapidly. We also make loans which are larger relative to the revenues of the borrower than those made by traditional small business lenders, so the impact of any single borrower default may be more significant to us.

    Because of these characteristics, our level of nonperforming loans and loan charge-offs can be volatile and can vary materially from period to period. For example, our nonperforming loans totaled:

    - $35.5 million, or 2.1% of total loans, at September 30, 1999

    - $47.4 million, or 3.0% of total loans, at June 30, 1999

    - $51.7 million, or 3.2% of total loans, at March 31, 1999

    - $19.9 million, or 1.2% of total loans, at December 31, 1998

    - $23.5 million, or 1.6% of total loans, at September 30, 1998

    Our nonperforming loans at September 30, 1999 included one financial services industry credit in our non-technology diversified industries practice that had a balance of approximately $15.0 million, or approximately 42% of total nonperforming loans, at September 30, 1999. We have classified this credit as nonperforming since March 31, 1999.

    Changes in our level of nonperforming loans may require us to make material provisions for loan losses in any period, which could reduce our net income or cause net losses in that period. For example, our provision for loan losses was $21.6 million for the three months ended September 30, 1999 and $40.3 million for the nine months ended September 30, 1999, as compared to $10.6 million and $20.1 million, respectively, for the comparable 1998 periods.

    In the first nine months of 1999, we incurred $22.5 million in gross charge-offs and had $7.0 million in recoveries on previously charged-off loans. The gross charge-offs in the first nine months of 1999 were not concentrated in any particular niche. Gross charge-offs for the third quarter of 1999 totaled $10.3 million and included $5.8 million related to one commercial credit, which was classified as nonperforming at June 30, 1999, in our computers and peripherals practice.

IF THE AMOUNT OF CAPITAL AVAILABLE TO START-UP AND EMERGING GROWTH COMPANIES DECREASES, IT COULD ADVERSELY AFFECT OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS.

    Our strategy has focused on providing banking products and services to start-up and emerging growth companies receiving financial support from sophisticated investors, including venture capital, "angel" and corporate investors. In some cases, our lending credit decision is based on our analysis of the likelihood that our venture capital or "angel"-backed client will receive a second or third round of equity infusion from investors. If the amount of capital available to start-up and emerging growth companies decreases, it is likely that the number of our new clients and the financial support investors provide to our existing borrowers would decrease which could have an adverse effect on our business, profitability and growth prospects. Among the factors that could affect the amount of capital available to start-up and emerging growth companies is the receptivity of the capital markets to initial public offerings or mergers and acquisitions of companies within our technology and life sciences niche, the availability and return on alternative investments and general economic conditions in the technology and life sciences industries.

WE ARE SUBJECT TO EXTENSIVE REGULATION THAT COULD LIMIT OR RESTRICT OUR ACTIVITIES AND IMPOSE FINANCIAL REQUIREMENTS OR LIMITATIONS ON THE CONDUCT OF OUR BUSINESS. WE ARE CURRENTLY PARTY TO A MEMORANDUM OF UNDERSTANDING WITH OUR PRIMARY BANKING REGULATORS WHICH REQUIRES US TO INCREASE CAPITAL AND RESTRICTS OUR ABILITY TO DECLARE DIVIDENDS AND TAKE OTHER ACTIONS WITHOUT REGULATORY CONSENT.

    Silicon and Silicon Valley Bank are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of stockholders or security holders. Federal laws and regulations limit the activities in which Silicon may engage as a bank holding company. In addition, both Silicon and Silicon Valley Bank are required to maintain certain minimum levels of capital. Federal and state banking regulators possess broad powers to take supervisory action as they deem appropriate with respect to Silicon Valley Bank and Silicon. Supervisory actions (such as the memorandum of understanding described in the next paragraph) can result in higher capital requirements, higher insurance premiums and limitations on the activities of Silicon or Silicon Valley Bank which could have a material adverse effect on our business and profitability.

    Silicon Valley Bank is currently addressing issues raised by the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions. In an informal arrangement with these regulators pursuant to a memorandum of understanding entered into in September 1999, Silicon Valley Bank has agreed to maintain a Tier 1 leverage ratio of at least 7.25%. Silicon Valley Bank's Tier 1 leverage ratio was 6.1% at September 30, 1999. Silicon Valley Bank has also committed to further enhance its credit review and monitoring procedures and submit regular reports to the regulators regarding credit quality. We are pursuing various strategies to comply with the memorandum of understanding, including emphasizing off-balance sheet private label mutual fund products to slow growth in deposits, maintaining fourth quarter 1999 average assets at third quarter 1999 period end levels and raising capital through this offering. However, if we fail to comply with our understanding with the regulators, we could be subject to additional regulatory action which could have an adverse affect on our growth and profitability.

    As part of the memorandum of understanding, Silicon Valley Bank has agreed to seek regulatory approval before making dividend payments to Silicon. Silicon has also been directed to seek regulatory approval before declaring cash dividends or dividends in kind, or repurchasing outstanding stock. We have not paid dividends on our common stock since 1992 and do not anticipate paying dividends on or repurchasing our common stock in the foreseeable future. We have received regulatory approval to make the December 15, 1999 quarterly distribution on our 8.25% cumulative trust preferred securities from cash which is currently available at Silicon. If we do not receive approval to make future distributions on these securities, we will be required to defer payment in accordance with the terms of these securities. While the terms of the cumulative trust preferred securities allow us to defer distributions for up to 20 consecutive quarters without triggering any event of default, we cannot predict what effect any deferral would have on our future ability to raise funds in the fixed income securities markets. Silicon will also need regulatory approval before incurring debt, which could reduce our financial flexibility, and before entering into agreements to acquire entities or portfolios. This latter restriction could reduce our operational flexibility in the few cases where we are not already legally required to seek prior regulatory approval for acquisitions.

OUR CURRENTLY EXISTING UNREALIZED WARRANT AND VENTURE CAPITAL FUND PORTFOLIO GAINS MAY NEVER BE REALIZED.

    We have historically obtained rights to acquire stock, in the form of warrants, in certain clients as part of negotiated credit facilities. We also have made investments in venture capital funds from time to time. We may not be able to realize gains from these equity instruments in future periods, or our realized gains may be materially less than the current level of unrealized gains disclosed in this prospectus, due to fluctuations in the market prices of the underlying common stock of these companies. The timing and amount of income, if any, from the disposition of client warrants and venture capital fund investments typically depend upon factors beyond our control, including the general condition of the public equity markets, levels of mergers and acquisitions activity, and legal and contractual restrictions on our ability to sell the underlying securities. Therefore, we cannot predict future gains with any degree of accuracy and any gains are likely to vary materially from period to period. In addition, a significant portion of the income we realize from the disposition of client warrants and venture capital fund investments may be offset by expenses related to our efforts to build an infrastructure sufficient to support our present and future business activities, as well as by expenses incurred in evaluating and pursuing new business opportunities, or by increases to our provision for loan losses.

PUBLIC OFFERINGS AND MERGERS AND ACQUISITIONS INVOLVING OUR CLIENTS CAN CAUSE LOANS TO BE PAID OFF EARLY, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND PROFITABILITY. WE HAVE EXPERIENCED ONLY MODEST LOAN GROWTH IN 1999, PRIMARILY AS A RESULT OF THIS PHENOMENON.

    While an active market for public equity offerings and mergers and acquisitions generally has positive implications for our business, one negative consequence is that our clients may pay off or reduce their loans with us if they complete a public equity offering or are acquired or merge with another company. Any significant reduction in our outstanding loans could have a material adverse effect on our business and profitability. Our total loans, net of unearned income, at September 30, 1999, were $1.7 billion, a $49.1 million, or 3.0%, increase compared to $1.6 billion at December 31, 1998. While we continue to generate new loans in most of our technology and life sciences and special industry niche practices, as well as in specialized lending products, many of our clients, primarily in the technology and life sciences niche practice, have received significant cash inflows from the capital markets and venture capital community. Consequently, we have experienced higher than normal loan paydowns and payoffs, which has caused our total loans to remain relatively unchanged during the first nine months of 1999.

OUR CURRENT LEVEL OF INTEREST RATE SPREAD MAY DECLINE IN THE FUTURE. ANY MATERIAL REDUCTION IN OUR INTEREST SPREAD COULD HAVE A MATERIAL IMPACT ON OUR BUSINESS AND PROFITABILITY.

    A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on interest-bearing liabilities, such as deposits and other borrowings, and the interest rates we receive on interest-earning assets, such as loans extended to our clients and securities held in our investment portfolio. Interest rates are highly sensitive to many factors that are beyond our control, such as inflation, recession, global economic disruptions, and unemployment. We have recently reduced the interest rates which we pay on deposits, despite a generally increasing trend in domestic interest rates, and our rates are now lower than those of some of our competitors. We reduced our rates as part of our balance sheet management efforts. In the future, we may be required to increase our deposit rates to attract deposits. We cannot assure you that our current level of interest rate spread will not decline in the future. Any material decline would have a material adverse effect on our business and profitability.

ADVERSE CHANGES IN DOMESTIC OR GLOBAL ECONOMIC CONDITIONS, ESPECIALLY IN THE TECHNOLOGY SECTOR, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, GROWTH AND PROFITABILITY.

    If conditions worsen in the domestic or global economy, especially in the technology sector, our business, growth and profitability are likely to be materially adversely affected. Our technology clients would be harmed by any global economic slowdown, as their businesses are often dependent upon international suppliers and international sales. They would also be harmed if the U.S. economy were to decline, as most of their sales generally are made domestically. They may be particularly sensitive to any disruption in the growth of the technology sector of the U.S. economy. To the extent that our clients' underlying business is harmed, they are more likely to default on their loans.

IF WE FAIL TO RETAIN OUR KEY EMPLOYEES, OUR GROWTH AND PROFITABILITY COULD BE ADVERSELY AFFECTED.

    We rely on experienced client relationship managers and on officers and employees with strong relationships with the venture capital community to generate new business. If a significant number of these employees were to leave us, our growth and profitability could be adversely affected. We believe that our employees currently frequently have opportunities for alternative employment with competing financial institutions and with our clients.

IF WE FAIL TO ADDRESS ADEQUATELY THE YEAR 2000 ISSUE, IT COULD ADVERSELY AFFECT OUR BUSINESS AND PROFITABILITY AND WE COULD FACE REGULATORY ENFORCEMENT ACTIONS.

    The Year 2000 issues arise in industries of all types because many existing computer programs use only two digits to refer to a year. This results in computer programs that do not recognize a year that begins with "20" instead of "19." If we do not adequately address our internal Year 2000 issues, or if significant third parties with whom we deal, including our clients, do not adequately address their own Year 2000 issues, our business and profitability could be materially adversely affected. Failure of our vendors to be Year 2000 compliant could result in disruption of important services upon which we depend, including services such as telecommunications, electrical power and data processing. The failure of our loan customers to properly prepare for the Year 2000 could also result in increases in problem loans and credit losses in future years. It is not, however, possible to quantify the potential impact of any losses at this time. Notwithstanding our efforts, we cannot assure you that we or significant third party vendors or other significant third parties will adequately address their Year 2000 issues. We are continuing to assess the Year 2000 readiness of third parties but do not know at this time whether the failure of third parties to be Year 2000 compliant will have a material effect on our business, profitability and growth prospects.

    The Federal Financial Institutions Examination Council, an oversight authority for financial institutions, has issued several interagency statements on Year 2000 project awareness. These statements require financial institutions to, among other things, examine the Year 2000 implications of their reliance on vendors, determine the potential impact of the Year 2000 issue on their customers, suppliers and borrowers, and to survey its exposure, measure its risk and prepare a plan to address the Year 2000 issue. In addition, federal banking regulators have issued safety and soundness guidelines to be followed by financial institutions to assure resolution of any Year 2000 problems. The federal banking agencies have asserted that Year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory examinations. Any failure by us to appropriately address the Year 2000 issue could result in supervisory action against us, including the reduction of our supervisory ratings, the denial of applications for mergers or acquisitions, or the imposition of civil monetary penalties.

THE PRICE OF OUR COMMON STOCK MAY DECREASE RAPIDLY AND PREVENT YOU FROM SELLING SHARES YOU BUY IN THIS OFFERING AT A PROFIT.

    The market price of our common stock could decrease in price rapidly at any time and prevent you from selling shares you buy in this offering at a profit. The market price of our common stock has fluctuated in recent years. Since January 1, 1998, the market price has ranged from a low of $12.50 per share to a high of $38.50 per share. Fluctuations may occur, among other reasons, in response to:

    - operating results;

    - announcements by competitors;

    - economic changes;

    - general market conditions; and

    - legislative and regulatory changes.

    The trading price of our common stock may continue to be subject to wide fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. The stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. You should consider the likelihood of these market fluctuations before investing in our stock.

                                USE OF PROCEEDS

    Silicon will contribute substantially all of the net proceeds of the offering to Silicon Valley Bank. Silicon Valley Bank intends to use the net proceeds for general corporate purposes.

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization at September 30, 1999 and our adjusted consolidated capitalization to give effect to the issuance of 1,250,000 shares of our common stock at an assumed offering price of $35.00 per share less the estimated underwriting discount and offering expenses.

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Company obligated mandatorily redeemable trust preferred
  securities of subsidiary trust holding solely junior
  subordinated debentures(1)................................  $ 38,524     $ 38,524
                                                              --------     --------
Stockholders' equity:
  Preferred stock, par value $.001 per share: 20,000,000
    shares authorized, none issued..........................        --           --
  Common stock, par value $.001 per share: 60,000,000 shares authorized, 20,877,388 outstanding actual, 22,127,388
    outstanding, as adjusted(2).............................        21           22
  Additional paid-in capital................................    96,024      136,957
  Retained earnings.........................................   151,154      151,154
  Unearned compensation.....................................    (2,734)      (2,734)
  Accumulated other comprehensive income:
    Net unrealized loss on available-for-sale investments...      (969)        (969)
                                                              --------     --------

    Total stockholders' equity..............................   243,496      284,430
                                                              --------     --------
Total capitalization........................................  $282,020     $322,954
                                                              ========     ========

------------------------

(1) Our consolidated capitalization, actual and as adjusted, includes
    $40 million of mandatorily redeemable trust preferred securities of SVB Capital I, a subsidiary trust, issued in 1998. SVB Capital I holds the 8.25% Junior Subordinated Deferrable Interest Debentures due June 15, 2028 of Silicon as its sole asset. See Note 9 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998 which has been incorporated by reference in this prospectus.

(2) Excludes 1,971,491 shares issuable upon the exercise of options outstanding on September 30, 1999 with a weighted average exercise price of $14.84 per share and 95,196 shares reserved for issuance under our 1997 equity incentive plan.

                           REGULATORY CAPITAL RATIOS

    The following table sets forth our consolidated and Silicon Valley Bank's capital ratios as of September 30, 1999 and as adjusted to give effect to the issuance of 1,250,000 shares of our common stock at an assumed offering price of $35.00, less the estimated underwriting discount and offering expenses, with contribution of all the net proceeds to Silicon Valley Bank.

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
Silicon Valley Bancshares
------------------------------------------------------------
Total risk-based capital....................................    12.7%       14.3%
Tier 1 risk-based capital...................................    11.5%       13.1%
Tier 1 leverage ratio.......................................     6.7%        7.6%

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
Silicon Valley Bank
------------------------------------------------------------
Total risk-based capital....................................    11.7%       13.4%
Tier 1 risk-based capital...................................    10.5%       12.1%
Tier 1 leverage ratio.......................................     6.1%        7.1%(1)

------------------------------

(1) Tier 1 leverage, as adjusted, was calculated based on average assets for the three months ended September 30, 1999. If we had calculated this ratio based on total assets at September 30, 1999 rather than based on quarterly average assets, Silicon Valley Bank's Tier 1 leverage ratio, as adjusted, would have been 7.9%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock is traded over the counter on the Nasdaq National Market under the symbol "SIVB."

    The following table shows high and low sales prices for our common stock for each quarterly period since January 1, 1997 as reported by the Nasdaq National Market.

FISCAL 1997                                                     LOW        HIGH
-----------                                                   --------   --------
First Quarter...............................................   $16.13     $19.75
Second Quarter..............................................    16.69      23.00
Third Quarter...............................................    20.94      29.88
Fourth Quarter..............................................    24.57      29.22

FISCAL 1998                                                     LOW        HIGH
-----------                                                   --------   --------
First Quarter...............................................   $25.19     $31.94
Second Quarter..............................................    30.47      36.00
Third Quarter...............................................    14.81      38.50
Fourth Quarter..............................................    12.50      26.63

FISCAL 1999                                                     LOW        HIGH
-----------                                                   --------   --------
First Quarter...............................................   $16.81     $21.00
Second Quarter..............................................    16.94      24.75
Third Quarter...............................................    21.56      28.50
Fourth Quarter (through November 16, 1999)..................    22.88      37.06

    As of November 1, 1999, there were 646 stockholders of record of our common stock.

    We have not paid cash dividends on our common stock since 1992 and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our ability to pay dividends is limited by generally applicable corporate and banking laws and regulations. In addition, our memorandum of understanding with our regulators requires us to seek regulatory consent before paying dividends.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS--COMPARISON OF OPERATING RESULTS FOR THE THREE AND NINE
  MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

    EARNINGS SUMMARY

    We reported net income of $10.5 million, or $0.50 per diluted share, for the third quarter of 1999, compared with net income of $8.6 million, or $0.41 per diluted share, for the third quarter of 1998. Net income totaled $27.3 million, or $1.30 per diluted share, for the nine months ended September 30, 1999, versus $24.3 million, or $1.16 per diluted share, for the comparable 1998 period. The annualized return on average assets, or ROA, was 1.0% in the third quarter of 1999 versus 1.1% in the third quarter of 1998. The annualized return on average equity, or ROE, for the third quarter of 1999 was 18.0%, compared to 16.6% in the 1998 third quarter. For the first nine months of 1999, ROA was 0.9% and ROE was 16.2% versus 1.1% and 16.9%, respectively, for the comparable 1998 period.

    The increase in net income during the three and nine month periods ended September 30, 1999, as compared with the prior year respective periods, was attributable to increases in net interest income and noninterest income, partially offset by an increase in both the provision for loan losses and noninterest expense. The major components of net income and changes in these components are summarized in the following table for the three and nine month periods ended September 30, 1999 and 1998, and are discussed in more detail below.

                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                           SEPTEMBER 30,         SEPTEMBER 30,
                                            (UNAUDITED)           (UNAUDITED)
                                        -------------------   -------------------
                                          1999       1998       1999       1998
                                        --------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS)
Net interest income...................  $54,389    $38,456    $142,564   $105,792
Provision for loan losses.............   21,563     10,557      40,334     20,061
Noninterest income....................   13,414      7,716      25,125     17,542
Noninterest expense...................   29,716     21,063      83,050     61,740
                                        -------    -------    --------   --------
Income before income taxes............   16,524     14,552      44,305     41,533
Income tax expense....................    6,015      6,002      17,006     17,202
                                        -------    -------    --------   --------
Net income............................  $10,509    $ 8,550    $ 27,299   $ 24,331
                                        =======    =======    ========   ========

    NET INTEREST INCOME AND MARGIN

    Net interest income is defined as the difference between interest earned, primarily on loans and investments, and interest paid on funding sources, primarily deposits. Net interest income is our principal source of revenue. Net interest margin is defined as the amount of net interest income, on a fully taxable-equivalent basis, expressed as a percentage of average interest-earning assets. The average yield earned on interest-earning assets is the amount of fully taxable-equivalent interest income expressed as a percentage of average interest-earning assets. The average rate paid on funding sources is defined as interest expense as a percentage of average interest-earning assets.

    The following tables set forth average assets, liabilities and stockholders' equity, interest income and interest expense, average yields and rates, and the composition of our net interest margin for the three and nine months ended September 30, 1999 and 1998.

                                                                    FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                  -----------------------------------------------------------------------------
                                                                  1999                                    1998
                                                               (UNAUDITED)                             (UNAUDITED)
                                                  -------------------------------------   -------------------------------------
                                                   AVERAGE                    AVERAGE      AVERAGE                    AVERAGE
                                                   BALANCE      INTEREST     YIELD/RATE    BALANCE      INTEREST     YIELD/RATE
                                                  ----------   -----------   ----------   ----------   -----------   ----------
                                                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
Federal funds sold and securities purchased
  under agreement to resell(1)..................  $  730,271     $ 9,415         5.1%     $  423,316     $ 5,941         5.6%
Investment securities:
  Taxable.......................................   1,589,229      22,798         5.7       1,135,695      16,835         5.9
  Non-taxable(2)................................     136,994       2,092         6.1          79,872       1,418         7.0
Loans:
  Commercial....................................   1,373,122      37,193        10.7       1,194,522      31,992        10.6
  Real estate construction and term.............     132,975       3,310         9.9         124,789       3,394        10.8
  Consumer and other............................      59,531       1,310         8.7          48,380       1,108         9.1
                                                  ----------     -------                  ----------     -------
Total loans.....................................   1,565,628      41,813        10.6       1,367,691      36,494        10.6
                                                  ----------     -------                  ----------     -------
Total interest-earning assets...................   4,022,122      76,118         7.5       3,006,574      60,688         8.0
                                                                 -------                                 -------
Cash and due from banks.........................     211,045                                 143,921
Allowance for loan losses.......................     (63,725)                                (43,295)
Other real estate owned.........................          --                                     681
Other assets....................................      71,735                                  57,447
                                                  ----------                              ----------
Total assets....................................  $4,241,177                              $3,165,328
                                                  ==========                              ==========
Funding sources:
Interest-bearing liabilities:
  NOW deposits..................................  $   37,776         193         2.0      $   21,742         101         1.8
  Regular money market deposits.................     386,360       2,546         2.6         353,241       2,434         2.7
  Bonus money market deposits...................   2,095,554      15,900         3.0       1,622,710      17,763         4.3
  Time deposits.................................     229,823       2,358         4.1         126,075       1,438         4.5
                                                  ----------     -------                  ----------     -------
Total interest-bearing liabilities..............   2,749,513      20,997         3.0       2,123,768      21,736         4.1
Portion of noninterest-bearing funding
  sources.......................................   1,272,609          --          --         882,806          --          --
                                                  ----------     -------                  ----------
Total funding sources...........................   4,022,122      20,997         2.1       3,006,574      21,736         2.9
                                                                 -------                                 -------
Noninterest-bearing funding sources:
Demand deposits.................................   1,188,773                                 773,506
Other liabilities...............................      32,694                                  25,644
Trust preferred securities(3)...................      38,513                                  38,460
Stockholders' equity............................     231,684                                 203,950
Portion used to fund interest-earning assets....  (1,272,609)                               (882,806)
                                                  ----------                              ----------
Total liabilities and stockholders' equity......  $4,241,177                              $3,165,328
                                                  ==========                              ==========
Net interest income and margin..................                 $55,121         5.4%                    $38,952         5.1%
                                                                 =======        ====                     =======        ====
Total deposits..................................  $3,938,286                              $2,897,274
                                                  ==========                              ==========

------------------------------

(1) Includes average interest-bearing deposits in other financial institutions of $227 and $232 for the three months ended September 30, 1999 and 1998, respectively.

(2) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 35% in 1999 and 1998. These adjustments were $732 and $496 for the three months ended September 30, 1999 and 1998, respectively.

(3) The 8.25% annual distribution to SVB Capital I is recorded as a component of noninterest expense.

                                                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                  -----------------------------------------------------------------------------
                                                                  1999                                    1998
                                                               (UNAUDITED)                             (UNAUDITED)
                                                  -------------------------------------   -------------------------------------
                                                   AVERAGE                    AVERAGE      AVERAGE                    AVERAGE
                                                   BALANCE      INTEREST     YIELD/RATE    BALANCE      INTEREST     YIELD/RATE
                                                  ----------   -----------   ----------   ----------   -----------   ----------
                                                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
Federal funds sold and securities purchased
  under agreement to resell(1)..................  $  607,892    $ 22,340         4.9%     $  364,544    $ 15,149         5.6%
Investment securities:
  Taxable.......................................   1,426,444      61,158         5.7       1,027,295      45,699         5.9
  Non-taxable(2)................................     134,827       6,298         6.2          68,419       3,477         6.8
Loans:
  Commercial....................................   1,382,358     104,738        10.1       1,113,177      89,257        10.7
  Real estate construction and term.............     136,276      10,351        10.2         112,299       9,097        10.8
  Consumer and other............................      58,004       3,783         8.7          43,943       3,002         9.1
                                                  ----------    --------                  ----------    --------
Total loans.....................................   1,576,638     118,872        10.1       1,269,419     101,356        10.7
                                                  ----------    --------                  ----------    --------
Total interest-earning assets...................   3,745,801     208,668         7.4       2,729,677     165,681         8.1
                                                                --------                                --------
Cash and due from banks.........................     182,238                                 134,861
Allowance for loan losses.......................     (54,982)                                (41,364)
Other real estate owned.........................         242                                     686
Other assets....................................      66,837                                  52,901
                                                  ----------                              ----------
Total assets....................................  $3,940,136                              $2,876,761
                                                  ==========                              ==========
Funding sources:
Interest-bearing liabilities:
  NOW deposits..................................  $   27,396         353         1.7      $   19,463         283         1.9
  Regular money market deposits.................     357,115       7,124         2.7         339,056       6,900         2.7
  Bonus money market deposits...................   2,041,519      50,564         3.3       1,416,124      47,171         4.5
  Time deposits.................................     188,618       5,859         4.2         127,913       4,315         4.5
  Other borrowings..............................          --          --          --              73           3         5.5
                                                  ----------    --------                  ----------    --------
Total interest-bearing liabilities..............   2,614,648      63,900         3.3       1,902,629      58,672         4.1
Portion of noninterest-bearing funding
  sources.......................................   1,131,153          --          --         827,050          --          --
                                                  ----------    --------                  ----------    --------
Total funding sources...........................   3,745,801      63,900         2.3       2,729,679      58,672         2.9
                                                                --------                                --------
Noninterest-bearing funding sources:
Demand deposits.................................   1,034,637                                 741,798
Other liabilities...............................      27,410                                  20,666
Trust preferred securities(3)...................      38,501                                  18,615
Stockholders' equity............................     224,940                                 193,051
Portion used to fund interest-earning assets....  (1,131,153)                               (827,048)
                                                  ----------                              ----------
Total liabilities and stockholders' equity......  $3,940,136                              $2,876,761
                                                  ==========                              ==========
Net interest income and margin..................                $144,768         5.2%                   $107,009         5.2%
                                                                ========        ====                    ========        ====
Total deposits..................................  $3,649,285                              $2,644,355
                                                  ==========                              ==========

------------------------------

(1) Includes average interest-bearing deposits in other financial institutions of $199 and $248 for the nine months ended September 30, 1999 and 1998, respectively.

(2) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 35% in 1999 and 1998. The tax equivalent adjustments were $2,204 and $1,217 for the nine months ended September 30, 1999 and 1998, respectively.

(3) The 8.25% annual distribution to SVB Capital I is recorded as a component of noninterest expense.

    Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change." Net interest income is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities, referred to as "rate change." The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities. The table also reflects the amount of change attributable to both volume and rate changes for the periods indicated. Changes relating to investments in non-taxable municipal securities are presented on a fully taxable-equivalent basis using the federal statutory rate of 35% in 1999 and 1998.

                                                                    1999 COMPARED TO 1998
                                               ---------------------------------------------------------------
                                                     THREE MONTHS ENDED               NINE MONTHS ENDED
                                                       SEPTEMBER 30,                    SEPTEMBER 30,
                                                        (UNAUDITED)                      (UNAUDITED)
                                               ------------------------------   ------------------------------
                                                    INCREASE (DECREASE)              INCREASE (DECREASE)
                                                      DUE TO CHANGE IN                 DUE TO CHANGE IN
                                               ------------------------------   ------------------------------
                                                VOLUME      RATE      TOTAL      VOLUME      RATE      TOTAL
                                               --------   --------   --------   --------   --------   --------
                                                                   (DOLLARS IN THOUSANDS)
Interest income:
  Federal funds sold and securities purchased
    under agreement to resell................  $ 3,958    $  (484)   $ 3,474    $ 8,943    $ (1,752)  $ 7,191
  Investment securities......................    7,364       (727)     6,637     20,115      (1,835)   18,280
  Loans......................................    5,286         33      5,319     23,164      (5,648)   17,516
                                               -------    -------    -------    -------    --------   -------
Increase (decrease) in interest income.......   16,608     (1,178)    15,430     52,222      (9,235)   42,987
                                               -------    -------    -------    -------    --------   -------
Interest expense:
  NOW deposits...............................       83          9         92        101         (31)       70
  Regular money market deposits..............      218       (106)       112        361        (137)      224
  Bonus money market deposits................    3,589     (5,452)    (1,863)    15,491     (12,098)    3,393
  Time deposits..............................    1,064       (144)       920      1,886        (342)    1,544
  Other borrowings...........................       --         --         --         --          (3)       (3)
                                               -------    -------    -------    -------    --------   -------
Increase (decrease) in interest expense......    4,954     (5,693)      (739)    17,839     (12,611)    5,228
                                               -------    -------    -------    -------    --------   -------
Increase in net interest income..............  $11,654    $ 4,515    $16,169    $34,383    $  3,376   $37,759
                                               =======    =======    =======    =======    ========   =======

    Net interest income, on a fully taxable-equivalent basis, totaled
$55.1 million for the third quarter of 1999, an increase of $16.2 million, or 41.5%, from the $39.0 million total for the third quarter of 1998. The increase in net interest income was the result of a $15.4 million, or 25.4%, increase in interest income, combined with a $0.7 million, or 3.4%, decrease in interest expense over the comparable prior year period.

    The $15.4 million increase in interest income for the third quarter of 1999, as compared to the third quarter of 1998, was the result of a $16.6 million favorable volume variance partially offset by a $1.2 million unfavorable rate variance. The favorable volume variance resulted from a $1.0 billion, or 33.8%, increase in average interest-earning assets over the comparable prior year period. The increase in average interest-earning assets resulted from strong growth in our deposits, which increased $1.0 billion, or 35.9%, compared to the third quarter of 1998. The increase in average interest-earning assets consisted of loans, which were up $197.9 million, plus a combination of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities, which collectively increased $817.6 million, accounting for 80.5% of the total increase in average interest-earning assets.

    Average loans increased $197.9 million, or 14.5%, in the third quarter of 1999 as compared to the 1998 third quarter, resulting in a $5.3 million favorable volume variance. This growth was widely distributed throughout the loan portfolio, as reflected by increased loan balances in most of our technology and life sciences and special industry niche practices, in specialized lending products, and throughout our loan offices located across the nation.

    Average investment securities for the third quarter of 1999 increased $510.7 million, or 42.0%, as compared to the 1998 third quarter, resulting in a $7.4 million favorable volume variance. The aforementioned strong growth in average deposits exceeded the growth in average loans over the past year, and generated excess funds that were largely invested in U.S. agency securities, mortgage-backed securities and municipal securities.

    Average federal funds sold and securities purchased under agreement to resell in the third quarter of 1999 increased a combined $307.0 million, or 72.5%, over the prior year third quarter, resulting in a $4.0 million favorable volume variance. This increase was also a result of the aforementioned strong growth in average deposits during the past year.

    Unfavorable rate variances associated with federal funds sold, securities purchased under agreements to resell and investment securities in the third quarter of 1999 resulted in a decrease in interest income of $1.2 million as compared to the respective prior year period. Short-term market interest rates have declined on an overall basis during the past year. As a result of this decline, we have earned lower yields on federal funds sold, securities purchased under agreements to resell and our investment securities, a significant portion of which were short-term in nature, resulting in this unfavorable rate variance as compared to the third quarter of 1998.

    The yield on average interest-earning assets decreased 50 basis points in the third quarter of 1999 from the comparable prior year period. This decrease resulted from a shift in the composition of average interest-earning assets towards a higher percentage of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities. This shift in the composition of average interest-earning assets resulted from the aforementioned strong growth in deposits which continued to outpace the growth in loans.

    Total interest expense in the 1999 third quarter decreased $0.7 million from the third quarter of 1998. This decrease was due to a favorable rate variance of $5.7 million, partially offset by an unfavorable volume variance of $5.0 million. The unfavorable volume variance resulted from a $625.7 million, or 29.5%, increase in average interest-bearing liabilities in the third quarter of 1999 as compared with the third quarter of 1998. This increase was largely concentrated in our bonus money market deposit product, which increased
$472.8 million, or 29.1%, and was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community during the past year, and by growth in the number of clients we served.

    Changes in the average rates paid on interest-bearing liabilities had a $5.0 million favorable impact on interest expense in the third quarter of 1999 as compared to the respective period in 1998. This decrease in interest expense largely resulted from a reduction in the average rate paid on our bonus money market deposit product, from 4.3% in the third quarter of 1998 to 3.0% in the third quarter of 1999. The reduction during 1999 in the average rate paid on our bonus money market deposit product, was largely attributable to a decline in short-term market interest rates during the second half of 1998, and to our lowering rates paid on the bonus money market deposit an additional 123 basis points during the third quarter of 1999.

    The average cost of funds paid on average interest-bearing liabilities decreased 110 basis points in the third quarter of 1999 versus the comparable prior year period. This decrease in the average cost of funds was largely due to a decrease of 130 basis points in the average rate paid on our bonus money market deposit product.

    Net interest income, on a fully taxable-equivalent basis, totaled
$144.8 million for the first nine months of 1999, an increase of $37.8 million, or 35.3%, from the $107.0 million total for the first nine months of 1998. The increase in net interest income was the result of a $43.0 million, or 25.9%, increase in interest income, partially offset by a $5.2 million, or 8.9%, increase in interest expense over the comparable prior year period.

    The $43.0 million increase in interest income for the first nine months of 1999, as compared to the first nine months of 1998, was the result of a $52.2 million favorable volume variance partially offset by a $9.2 million unfavorable rate variance. The favorable volume variance was attributable to growth in average interest-earning assets, which increased $1.0 billion, or 37.2%, from the comparable prior year period. The increase in average interest-earning assets resulted from strong growth in our deposits, which increased $1.0 billion, or 38.0%, compared to the first nine months of 1998, and consisted of increases in all components of interest-earning assets. The growth in average loans was widely distributed throughout the loan portfolio, as reflected by increased loan balances in most of our technology and life sciences and special industry niche practices, in specialized lending products, and throughout our loan offices located across the nation. The growth in average federal funds sold, securities purchased under agreements to resell and investment securities resulted from the aforementioned strong growth in average deposits, which exceeded the growth in average loans over the past year.

    The $52.2 million favorable volume variance associated with interest-earning assets was partially offset by a $9.2 million unfavorable rate variance in the first nine months of 1999 as compared to the respective prior year period. This unfavorable rate variance was largely attributable to a decline in short-term market interest rates and a corresponding drop in the prime rate of 75 basis points during the second half of 1998, partially offset by increases in short-term market interest rates and the prime rate of 50 basis points in the third quarter of 1999.

    The yield on average interest-earning assets decreased 70 basis points in the first nine months of 1999 as compared to the respective prior year period. This decrease resulted from a decline in the average yield on loans, largely due to a reduction in our prime rate during late 1998, as well as to a shift in the composition of average interest-earning assets towards a higher percentage of highly liquid, lower-yielding federal funds sold, securities purchased under agreements to resell and investment securities. This shift in the composition of average interest-earning assets resulted from the aforementioned strong growth in deposits, which continued to outpace the growth in loans.

    Total interest expense in the first nine months of 1999 increased
$5.2 million from the first nine months of 1998 due to a $17.8 million unfavorable volume variance partially offset by a $12.6 million favorable rate variance. The unfavorable volume variance resulted from a $712.0 million, or 37.4%, increase in average interest-bearing liabilities in the first nine months of 1999 as compared with the first nine months of 1998. This increase was largely concentrated in our bonus money market deposit product, which increased $625.4 million, or 44.2%, and was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community during the past year, and by growth in the number of clients served by us. The $12.6 million favorable rate variance was largely attributable to a 120 basis points decrease in the average rate paid on our bonus money market deposit product, due to a decline in short-term market interest rates during the second half of 1998 combined with our lowering the rates paid on the bonus money market deposit product an additional 123 basis points during the third quarter of 1999.

    The average cost of funds paid on interest-bearing liabilities decreased 80 basis points in the first nine months of 1999 versus the first nine months of the prior year. The decrease in the average cost of funds was largely due to a decrease of 120 basis points in the average rate paid on our bonus money market deposit product.

    In an informal arrangement with Silicon Valley Bank's primary banking regulators, the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions, pursuant to a memorandum of understanding entered into in late September 1999, Silicon Valley Bank has agreed to maintain a Tier 1 leverage ratio of at least 7.25%. See "--Regulatory Matters" for further discussion. By maintaining fourth quarter 1999 average assets that approximate total assets as of September 30, 1999, combined with increasing Tier 1 capital through internally generated capital, for example, net income, we expect Silicon Valley Bank's Tier 1 leverage ratio to exceed 7.25% at December 31, 1999. In addition, we will contribute substantially all of the proceeds of this offering to Silicon Valley Bank for use in its business, which will further increase Silicon Valley Bank's Tier 1 leverage ratio.

    In recent periods, our deposit growth has driven the growth of our interest-earning assets. However, as part of our plans to address the regulatory concerns described above, we lowered the rate paid on our bonus money market deposit product by 98 basis points in the last two weeks of September 1999 and emphasized higher yielding off-balance sheet private label mutual fund products to clients. As a result, our deposit balances decreased approximately
$700 million and we expect average interest-earning assets (primarily federal funds sold) in the fourth quarter of 1999 to be less than the previous quarter's total. Interest-earning assets totaled $3.5 billion at September 30, 1999, a decrease of $512.4 million, compared to $4.0 billion in average interest-earning assets for the third quarter of 1999.

    Our net interest margin for the fourth quarter of 1999 is expected to increase over the prior quarter's percentage due to an increase in the yield on interest-earning assets (resulting from a shift in the composition of interest-earning assets due to the anticipated decline in lower-yielding federal funds sold) as well as to a decrease in the cost of funds paid on interest-bearing liabilities (due to the lowering of deposit rates in late September 1999).

    PROVISION FOR LOAN LOSSES

    The provision for loan losses is based on our evaluation of the adequacy of the existing allowance for loan losses in relation to total loans, and on our periodic assessment of the inherent and identified risk dynamics of the loan portfolio resulting from reviews of selected individual loans and loan commitments.

    Our provision for loan losses totaled $21.6 million for the third quarter of 1999, an $11.0 million, or 104.3%, increase compared to the $10.6 million provision for the third quarter of 1998. The provision for loan losses increased $20.3 million, or 101.1%, to a total of $40.3 million for the first nine months of 1999, versus $20.1 million for the comparable 1998 period.

    NONINTEREST INCOME

    The following table summarizes the components of noninterest income for the three and nine month periods ended September 30, 1999 and 1998:

                                                         THREE MONTHS ENDED          NINE MONTHS ENDED
                                                           SEPTEMBER 30,               SEPTEMBER 30,
                                                            (UNAUDITED)                 (UNAUDITED)
                                                       ----------------------      ----------------------
                                                         1999          1998          1999          1998
                                                       --------      --------      --------      --------
                                                                     (DOLLARS IN THOUSANDS)
Letter of credit and foreign exchange income.........  $ 4,304        $1,795       $10,448       $ 5,137
Disposition of client warrants.......................    6,177           705         8,687         4,979
Client investment fees...............................    1,241           137         1,719           315
Deposit service charges..............................      729           432         2,073         1,277
Investment gains (losses)............................       --         4,149          (243)        4,626
Other................................................      963           498         2,441         1,208
                                                       -------        ------       -------       -------
Total noninterest income.............................  $13,414        $7,716       $25,125       $17,542
                                                       =======        ======       =======       =======

    Noninterest income increased $5.7 million, or 73.8%, to a total of $13.4 million in the third quarter of 1999 versus $7.7 million in the prior year third quarter. Noninterest income totaled

$25.1 million for the first nine months of 1999, an increase of $7.6 million, or 43.2%, from the $17.5 million recorded in the comparable 1998 period. The increase in noninterest income was largely due to increases in income from the disposition of client warrants, letter of credit fees, foreign exchange fees and other trade finance income, and client investment fees, partially offset by a decline in gains on sales of investment securities.

    Letter of credit fees, foreign exchange fees and other trade finance income totaled $4.3 million in the third quarter of 1999, an increase of $2.5 million, or 139.8%, from the $1.8 million reported in the third quarter of 1998. For the first nine months of 1999, letter of credit fees, foreign exchange fees and other trade finance income totaled $10.5 million, an increase of $5.3 million, or 103.4%, compared to the $5.1 million in the first nine months of 1998. The growth in this category of noninterest income reflects a concerted effort by our management to expand the penetration of trade finance-related products and services among our growing client base, a large percentage of which provide products and services in international markets.

    We have historically obtained rights to acquire stock, in the form of warrants, in certain clients as part of negotiated credit facilities. The receipt of warrants does not change the loan covenants or other collateral control techniques we employ to mitigate the risk of a loan becoming nonperforming, and collateral requirements on loans with warrants are similar to lending arrangements where we do not obtain warrants. The timing and amount of income from the disposition of client warrants typically depend upon factors beyond our control, including the general condition of the public equity markets as well as the merger and acquisition environment. We therefore cannot predict the timing and amount of this income with any degree of accuracy and it is likely to vary materially from period to period. During the first nine months of 1999, as well as throughout 1998, a significant portion of the income we realized from the disposition of client warrants was offset by expenses related to our efforts to build an infrastructure sufficient to support present and future business activities, as well as expenses incurred in evaluating and pursuing new business opportunities and increases to the provision for loan losses during those periods.

    We realized pre-tax income of $14.5 million from the disposition of client warrants in October 1999. Based on October 31, 1999 market valuations, we had additional potential pre-tax warrant gains totaling over $29.2 million, of which over $22.9 million related to four clients. We are restricted from exercising many of these warrants until late in the fourth quarter of 1999 and first quarter of 2000. Further, based on October 31, 1999 market valuations, we had a potential pre-tax gain on a venture capital fund investment of over $14.3 million. We are restricted from selling this publicly-traded equity instrument until the first quarter of the year 2000. Additionally, we are precluded from using any type of derivative instrument to secure the current unrealized gains associated with these equity instruments. Hence, the amount of income we realize from these equity instruments in future periods may vary materially from the current unrealized amount due to fluctuations in the market prices of the underlying common stock of these companies. Furthermore, we may reinvest some or all of the income realized from the disposition of these equity instruments in pursuing our business strategies.

    Deposit service charges totaled $0.7 million for the three months ended September 30, 1999, an increase of $0.3 million, or 68.8%, from the $0.4 million reported in the third quarter of 1998. For the first nine months of 1999 and 1998 deposit service charges totaled $2.1 million and $1.3 million, respectively. Clients compensate us for depository services either through earnings credits computed on their demand deposit balances, or via explicit payments recognized as deposit service charges income. The increase in deposit service charges income was due to both a reduction in earnings credits resulting from a decrease in short-term money market rates during the second half of 1998 and growth in our client base.

    Client investment fees totaled $1.2 million in the third quarter of 1999 compared to $0.1 million in the 1998 third quarter. For the nine months ended September 30, 1999, client investment fees totaled $1.7 million versus
$0.3 million in the comparable 1998 period. Prior to June 1999, we only earned client investment fees on off-balance sheet funds that were invested by clients in investment securities such as U.S. Treasuries, U.S. agencies and commercial paper. Off-balance sheet client funds totaled $1.1 billion at December 31, 1998. Beginning in June 1999, we began offering off-balance sheet private label mutual fund products to clients. We earn approximately 35 basis points on the average balance in these products. At September 30, 1999, $3.8 billion in client funds were invested off-balance sheet, including $1.9 billion in the mutual fund products. The significant growth in the amount of off-balance sheet client funds was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community during the past year, by growth in the number of clients we served and by increased marketing of off-balance sheet private label mutual fund products.

    We realized a $0.2 million loss on investment securities during the first nine months of 1999, versus a $4.6 million gain on sales of investment securities during the comparable prior year period. All investment securities sold were classified as available-for-sale, and all sales were conducted as a normal component of our asset/liability and liquidity management activities.

    Other noninterest income largely consists of service-based fee income, and increased $0.5 million, or 93.4%, to $1.0 million in the third quarter of 1999 from $0.5 million in the third quarter of 1998. For the nine month period ended September 30, 1999, other noninterest income increased $1.2 million, or 102.1%, to $2.4 million from $1.2 million in the comparable 1998 period. The increase during 1999 was primarily due to a higher volume of cash management and loan documentation services related to our growing client base.

    NONINTEREST EXPENSE

    Noninterest expense in the third quarter of 1999 totaled $29.7 million, an $8.7 million, or 41.1%, increase from the $21.1 million incurred in the comparable 1998 period. Noninterest expense totaled $83.1 million for the first nine months of 1999, an increase of $21.3 million, or 34.5%, over the $61.7 million total for the comparable 1998 period. We closely monitor our level of noninterest expense using a variety of financial ratios, including the efficiency ratio. The efficiency ratio is calculated by dividing the amount of noninterest expense, excluding costs associated with other real estate owned, by adjusted revenues, defined as the total of net interest income and noninterest income, excluding income from the disposition of client warrants and gains or losses related to sales of investment securities. This ratio reflects the level of operating expense required to generate $1 of operating revenue. Our efficiency ratio for the 1999 third quarter was 48.2% versus 50.9% for the third quarter of 1998. Our efficiency ratio for the first nine months of 1999 was 52.0% versus 55.4% for the comparable 1998 period. The following tables present the detail of noninterest expense and the incremental contribution of each line item to our efficiency ratio:

                                                               THREE MONTHS ENDED SEPTEMBER 30,
                                                       -------------------------------------------------
                                                               1999                        1998
                                                       ---------------------       ---------------------
                                                                  PERCENT OF                  PERCENT OF
                                                                   ADJUSTED                    ADJUSTED
                                                        AMOUNT     REVENUES         AMOUNT     REVENUES
                                                       --------   ----------       --------   ----------
                                                                          (UNAUDITED)
                                                                    (DOLLARS IN THOUSANDS)
Compensation and benefits............................  $18,150       29.5%         $10,773       26.1%
Professional services................................    2,531        4.1            2,361        5.7
Net occupancy expense................................    1,713        2.8            1,394        3.4
Business development and travel......................    1,500        2.4            1,460        3.5
Furniture and equipment..............................    1,368        2.2            1,320        3.2
Trust preferred securities distributions.............      825        1.3              825        2.0
Postage and supplies.................................      618        1.0              635        1.5
Telephone............................................      522        0.8              481        1.2
Advertising and promotion............................      474        0.8              643        1.6
Other................................................    2,015        3.3            1,152        2.8
                                                       -------       ----          -------       ----
Total excluding cost of other real estate owned......   29,716       48.2%          21,044       50.9%
                                                                     ====                        ====
Cost of other real estate owned......................       --                          19
                                                       -------                     -------
Total noninterest expense............................  $29,716                     $21,063
                                                       =======                     =======

                                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                       -------------------------------------------------
                                                               1999                        1998
                                                       ---------------------       ---------------------
                                                                  PERCENT OF                  PERCENT OF
                                                                   ADJUSTED                    ADJUSTED
                                                        AMOUNT     REVENUES         AMOUNT     REVENUES
                                                       --------   ----------       --------   ----------
                                                                          (UNAUDITED)
                                                                    (DOLLARS IN THOUSANDS)
Compensation and benefits............................  $49,071       30.8%         $34,877       30.7%
Professional services................................    8,426        5.3            6,390        5.6
Net occupancy expense................................    4,750        3.0            3,451        3.0
Business development and travel......................    4,356        2.7            4,422        3.9
Furniture and equipment..............................    4,159        2.6            5,051        4.4
Trust preferred securities distributions.............    2,475        1.6            1,187        1.0
Postage and supplies.................................    1,850        1.2            1,545        1.4
Advertising and promotion............................    1,808        1.1            1,553        1.4
Telephone............................................    1,361        0.9            1,600        1.4
Other................................................    4,526        2.8            2,893        2.5
                                                       -------       ----          -------       ----
Total excluding cost of other real estate owned......   82,782       52.0%          62,969       55.4%
                                                                     ====                        ====
Cost of other real estate owned......................      268                      (1,229)
                                                       -------                     -------
Total noninterest expense............................  $83,050                     $61,740
                                                       =======                     =======

    Compensation and benefits expenses totaled $18.2 million in the third quarter of 1999, a $7.4 million, or 68.5%, increase over the $10.8 million incurred in the third quarter of 1998. For the first nine months of 1999, compensation and benefits expenses totaled $49.1 million, an increase of $14.2 million, or 40.7%, compared to $34.9 million for the comparable 1998 period. The increase in compensation and benefits expenses was largely the result of an increase in the number of average full-time equivalent personnel we employed combined with the lowering of our performance-based compensation in the third quarter of 1998 in response to an increase in charge-offs during that quarter. Average full-time equivalent personnel were 641 and 623 for the three and nine month periods ended September 30, 1999, versus 537 and 504 for the respective prior year periods. The increase in full-time equivalent personnel was primarily due to a combination of our efforts to develop and support new markets through geographic expansion, to develop and expand products, services and niches, and to build an infrastructure sufficient to support present and prospective business activities. Further growth in our full-time equivalent personnel is likely to occur during future years as a result of the continued expansion of our business activities.

    Professional services expenses, which consist of costs associated with corporate legal services, litigation settlements, accounting and auditing services, consulting, and our board of directors, totaled $2.5 million and $8.4 million for the three and nine months ended September 30, 1999, an increase of $0.2 million, or 7.2%, and $2.0 million, or 31.9%, compared to $2.4 million and $6.4 million in the comparable 1998 periods. The increase in professional services expenses primarily related to an increase in consulting fees associated with several business initiatives, including the Year 2000 remediation project. The level of professional services expenses during 1999 and 1998 reflects the extensive efforts we have undertaken to continue to build and support our infrastructure, as well as evaluate and pursue new business opportunities. It also reflects our efforts in outsourcing several corporate functions, such as internal audit, facilities management and credit review, where we believe we can achieve a combination of cost savings and increased quality of service.

    Occupancy, furniture and equipment expenses totaled $3.1 million and $8.9 million for the three and nine months ended September 30, 1999, an increase of $0.4 million, or 13.5%, and $0.4 million, or 4.8%, from the $2.7 million and $8.5 million for the three and nine months ended September 30, 1998, respectively. The increase in occupancy, furniture and equipment expenses in 1999 as compared to 1998 was primarily the result of our continued geographic expansion to develop and support new markets.

    Trust preferred securities distributions totaled $0.8 million for the three months ended September 30, 1999 and 1998. For the first nine months of 1999, trust preferred securities distributions totaled $2.5 million, an increase of $1.3 million, or 108.5%, compared to $1.2 million for the comparable 1998 period. These distributions resulted from the issuance of $40.0 million in cumulative trust preferred securities during the second quarter of 1998. The trust preferred securities pay a fixed rate quarterly distribution of 8.25% and have a maximum maturity of 30 years.

    During the second quarter of 1998, we realized a net gain of $1.3 million in connection with a sale of an OREO property that consisted of multiple undeveloped lots.

    Other noninterest expense totaled $2.0 million and $4.5 million for the three and nine months ended September 30, 1999, an increase of $0.9 million, or 74.9%, and $1.6 million, or 56.5%, compared to $1.2 million and $2.9 million for the respective 1998 periods. This increase was primarily attributable to increased data processing services related to both the overall growth in our business and several new business initiatives.

    INCOME TAXES

    Our effective tax rate was 36.4% for the third quarter of 1999 and 38.4% for the first nine months of 1999, compared to 41.3% in the comparable three month period and 41.4% in the comparable nine month period in 1998. The decrease in our effective income tax rate was principally attributable to an increase in the amount of the tax exempt interest income we received, as well as to a change in our multi-state income tax rate.

RESULTS OF OPERATIONS--COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED
  DECEMBER 31, 1998, 1997 AND 1996

    EARNINGS SUMMARY

    We reported net income in 1998 of $28.9 million, compared with net income of $27.7 million in 1997 and $21.5 million in 1996. Diluted earnings per share totaled $1.38 in 1998, compared to $1.36 and $1.11 in 1997 and 1996, respectively. Return on average equity in 1998 was 14.5%, compared with 18.2% in 1997 and 17.9% in 1996. Return on average assets in 1998 was 1.0%, compared with 1.3% in 1997 and 1.4% in 1996.

    The slight increase in net income for 1998, as compared to 1997, was primarily attributable to growth in both net interest income and noninterest income, and was almost entirely offset by a significant increase in the provision for loan losses and an increase in noninterest expense. The increase in net income for 1997, as compared with 1996, was largely due to growth in net interest income, partially offset by an increase in noninterest expense. The major components of net income and changes in these components are summarized in the following table for the years ended December 31, 1998, 1997 and 1996, and are discussed in more detail on the following pages.

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Net interest income.........................................  $146,615   $110,824   $87,275
Provision for loan losses...................................    37,159     10,067    10,426
Noninterest income..........................................    23,162     13,265    11,609
Noninterest expense.........................................    83,645     66,301    52,682
                                                              --------   --------   -------
Income before income taxes..................................    48,973     47,721    35,776
Income tax expense..........................................    20,117     20,043    14,310
                                                              --------   --------   -------
Net income..................................................  $ 28,856   $ 27,678   $21,466
                                                              ========   ========   =======

    NET INTEREST INCOME AND MARGIN

    The following table sets forth average assets, liabilities and stockholders' equity, interest income and interest expense, average yields and rates, and the composition of our net interest margin for the years ended December 31, 1998, 1997 and 1996.

                                                  YEARS ENDED DECEMBER 31,
                           -----------------------------------------------------------------------
                                          1998                                 1997
                           ----------------------------------   ----------------------------------
                            AVERAGE                 AVERAGE      AVERAGE                 AVERAGE
                            BALANCE     INTEREST   YIELD/RATE    BALANCE     INTEREST   YIELD/RATE
                           ----------   --------   ----------   ----------   --------   ----------
                                                   (DOLLARS IN THOUSANDS)
Interest-earning assets:
Federal funds sold and
  securities purchased
  under agreement to
  resell(1)..............  $  396,488   $ 21,305       5.4%     $  312,398   $ 17,264       5.5%
Investment securities:
  Taxable................   1,044,918     61,515       5.9         671,390     40,360       6.0
  Non-taxable(2).........      78,234      5,034       6.4          33,801      2,320       6.9
Loans:(3),(4),(5)
  Commercial.............   1,157,949    122,708      10.6         858,459     95,304      11.1
  Real estate
    construction and
    term.................     115,743     12,364      10.7          78,311      8,063      10.3
  Consumer and other.....      45,134      4,064       9.0          36,867      3,473       9.4
                           ----------   --------                ----------   --------
Total loans..............   1,318,826    139,136      10.6         973,637    106,840      11.0
                           ----------   --------                ----------   --------
Total interest-earning
  assets.................   2,838,466    226,990       8.0       1,991,226    166,784       8.4
                                        --------                             --------
Cash and due from
  banks..................     137,096                              148,044
Allowance for loan
  losses.................     (40,055)                             (37,568)
Other real estate
  owned..................         681                                1,192
Other assets.............      54,360                               37,736
                           ----------                           ----------
Total assets.............  $2,990,548                           $2,140,630
                           ==========                           ==========
Funding sources:
Interest-bearing
  liabilities:
  NOW deposits...........  $   18,702        348       1.9      $   15,814        308       1.9
  Regular money market
    deposits.............     338,585      9,189       2.7         345,828      9,368       2.7
  Bonus money market
    deposits.............   1,487,240     63,155       4.3         895,259     40,885       4.6
  Time deposits..........     131,530      5,917       4.5         107,742      4,587       4.3
  Other borrowings.......          66          4       6.0               5         --       5.0
                           ----------   --------                ----------   --------
Total interest-bearing
  liabilities............   1,976,123     78,613       4.0       1,364,648     55,148       4.0
Portion of noninterest-
  bearing funding
  sources................     862,343         --                   626,578         --
                           ----------   --------                ----------   --------
Total funding sources....   2,838,466     78,613       2.8       1,991,226     55,148       2.8
                                        --------                             --------
Noninterest-bearing
  funding sources:
Demand deposits..........     769,984                              608,475
Other liabilities........      22,146                               15,389
Trust preferred
  securities(6)..........      23,620                                   --
Stockholders' equity.....     198,675                              152,118
Portion used to fund
  interest-earning
  assets.................    (862,343)                            (626,578)
                           ----------                           ----------
Total liabilities and
  stockholders' equity...  $2,990,548                           $2,140,630
                           ==========                           ==========
Net interest income and
  margin.................               $148,377       5.2%                  $111,636       5.6%
                                        ========      ====                   ========      ====
Total deposits...........  $2,746,041                           $1,973,118
                           ==========                           ==========

                                YEARS ENDED DECEMBER 31,
                           ----------------------------------
                                          1996
                           ----------------------------------
                            AVERAGE                 AVERAGE
                            BALANCE     INTEREST   YIELD/RATE
                           ----------   --------   ----------
                                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
Federal funds sold and
  securities purchased
  under agreement to
  resell(1)..............  $  244,408   $ 13,106       5.4%
Investment securities:
  Taxable................     411,743     23,587       5.7
  Non-taxable(2).........       8,112        749       9.2
Loans:(3),(4),(5)
  Commercial.............     658,316     75,750      11.5
  Real estate
    construction and
    term.................      81,358      8,471      10.4
  Consumer and other.....      39,981      3,672       9.2
                           ----------   --------
Total loans..............     779,655     87,893      11.3
                           ----------   --------
Total interest-earning
  assets.................   1,443,918    125,335       8.7
                                        --------
Cash and due from
  banks..................     126,830
Allowance for loan
  losses.................     (30,429)
Other real estate
  owned..................       3,582
Other assets.............      30,002
                           ----------
Total assets.............  $1,573,903
                           ==========
Funding sources:
Interest-bearing
  liabilities:
  NOW deposits...........  $   10,256        223       2.2
  Regular money market
    deposits.............     312,841      8,460       2.7
  Bonus money market
    deposits.............     588,235     26,312       4.5
  Time deposits..........      69,975      2,801       4.0
  Other borrowings.......          30          2       5.5
                           ----------   --------
Total interest-bearing
  liabilities............     981,337     37,798       3.9
Portion of noninterest-
  bearing funding
  sources................     462,581         --
                           ----------   --------
Total funding sources....   1,443,918     37,798       2.6
                                        --------
Noninterest-bearing
  funding sources:
Demand deposits..........     460,053
Other liabilities........      12,725
Trust preferred
  securities(6)..........          --
Stockholders' equity.....     119,788
Portion used to fund
  interest-earning
  assets.................    (462,581)
                           ----------
Total liabilities and
  stockholders' equity...  $1,573,903
                           ==========
Net interest income and
  margin.................               $ 87,537       6.1%
                                        ========      ====
Total deposits...........  $1,441,360
                           ==========

------------------------------
(1) Includes average interest-bearing deposits in other financial institutions of $240, $306 and $345 in 1998, 1997 and 1996, respectively.

(2) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 35% in 1998, 1997 and 1996. These adjustments were $1,762, $812 and $262 for the years ended December 31, 1998, 1997 and 1996, respectively.

(3) Average loans include average nonaccrual loans of $26,158, $19,681 and $22,897 in 1998, 1997 and 1996, respectively.

(4) Average loans are net of average unearned income of $8,299, $6,922 and $4,169 in 1998, 1997 and 1996, respectively.

(5) Loan interest income includes loan fees of $12,935, $10,567 and $8,176 in 1998, 1997 and 1996, respectively.

(6) The 8.25% annual distribution to SVB Capital I is recorded as a component of noninterest expense.

                                                    1998 COMPARED TO 1997            1997 COMPARED TO 1996
                                                ------------------------------   ------------------------------
                                                     INCREASE (DECREASE)              INCREASE (DECREASE)
                                                       DUE TO CHANGE IN                 DUE TO CHANGE IN
                                                ------------------------------   ------------------------------
                                                 VOLUME      RATE      TOTAL      VOLUME      RATE      TOTAL
                                                --------   --------   --------   --------   --------   --------
                                                                    (DOLLARS IN THOUSANDS)
Interest income
  Federal funds sold and securities purchased
    under agreement to resell.................  $ 4,518    $  (477)   $ 4,041    $ 3,757    $   401    $ 4,158
  Investment securities.......................   24,765       (896)    23,869     17,269      1,075     18,344
  Loans.......................................   36,418     (4,122)    32,296     21,286     (2,339)    18,947
                                                -------    -------    -------    -------    -------    -------
Increase (decrease) in interest income........   65,701     (5,495)    60,206     42,312       (863)    41,449
                                                -------    -------    -------    -------    -------    -------
Interest expense:
  NOW deposits................................       54        (14)        40        108        (23)        85
  Regular money market deposits...............     (197)        18       (179)       894         14        908
  Bonus money market deposits.................   25,138     (2,868)    22,270     14,021        552     14,573
  Time deposits...............................    1,070        260      1,330      1,608        178      1,786
  Other borrowing.............................        4         --          4         --         (2)        (2)
                                                -------    -------    -------    -------    -------    -------
Increase (decrease) in interest expense.......   26,069     (2,604)    23,465     16,631        719     17,350
                                                -------    -------    -------    -------    -------    -------
Increase (decrease) in net interest income....  $39,632    $(2,891)   $36,741    $25,681    $(1,582)   $24,099
                                                =======    =======    =======    =======    =======    =======

    Net interest income, on a fully taxable-equivalent basis, totaled
$148.4 million in 1998, an increase of $36.8 million, or 32.9%, from the $111.6 million total in 1997. The increase in net interest income was attributable to a $60.2 million, or 36.1%, increase in interest income, offset by a $23.5 million, or 42.5%, increase in interest expense over the comparable prior year period. Net interest income in 1997, on a fully taxable-equivalent basis, increased $24.1 million, or 27.5%, compared to the $87.5 million total in 1996. This increase in net interest income was the result of a $41.4 million, or 33.1%, increase in interest income, offset by a $17.4 million, or 45.9%, increase in interest expense over the comparable prior year period.

    The $60.2 million increase in interest income for 1998, as compared to 1997, was the result of a $65.7 million favorable volume variance, slightly offset by a $5.5 million unfavorable rate variance. The $65.7 million favorable volume variance resulted from a $847.2 million, or 42.5%, increase in average interest-earning assets over the comparable prior year period. The increase in average interest-earning assets resulted from strong growth in our average deposits, which increased $772.9 million, or 39.2%, from 1997 to 1998. The increase in average interest-earning assets consisted of loans, which increased $345.2 million, plus a combination of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities, which collectively increased $502.0 million, accounting for 59.3% of the total increase in average interest-earning assets.

    Average loans increased $345.2 million, or 35.5%, in 1998 as compared to 1997, resulting in a $36.4 million favorable volume variance. This growth was widely distributed throughout the loan portfolio, as reflected by increased loan balances in all of our technology and life sciences and special industry niche practices, in specialized lending products, and throughout our loan offices located across the nation.

    In December 1998, we announced that we had discontinued new loan originations associated with our religious financial resources division. We had approximately $175.0 million in outstanding loans to religious organizations, predominantly for construction of buildings for worship and education, as of December 31, 1998. Competitive changes within the religious organizations market affected our ability to generate our anticipated loan yield and provide returns that exceed our required return on capital. The credit quality of the portfolio was not a factor in our decision to discontinue new religious financial resources loan origination. Since inception, we have not incurred any losses associated with the religious financial resources portfolio. The discontinuation of new religious financial resources loan origination could have an effect on our future loan growth.

    Average investment securities for 1998 increased $418.0 million, or 59.3%, as compared to 1997, resulting in a $24.8 million favorable volume variance. The aforementioned strong growth in average deposits exceeded the growth in average loans during 1998, and generated excess funds that were largely invested in U.S. agency securities, collateralized mortgage obligations and municipal securities. The growth in the investment portfolio reflected management's actions to increase, as well as to further diversify our portfolio of short-term investments in response to a significant increase in liquidity.

    Average federal funds sold and securities purchased under agreement to resell in 1998 increased a combined $84.1 million, or 26.9%, over the prior year, resulting in a $4.5 million favorable volume variance. This increase was largely due to the aforementioned strong growth in average deposits during 1998 coupled with management's actions to further diversify our portfolio of short-term investments.

    Unfavorable rate variances associated with each component of interest-earning assets in 1998 resulted in a decrease in interest income of $5.5 million as compared to the prior year. Short-term market interest rates declined during the second half of 1998. As a result of this decline, we earned lower yields in 1998 on federal funds sold, securities purchased under agreement to resell and our investment securities, a significant portion of which were short-term in nature, resulting in a $1.4 million unfavorable rate variance as compared to the prior year. The average yield on loans in 1998 decreased 40 basis points from 1997, accounting for the remaining $4.1 million of the total unfavorable rate variance. This decrease was primarily attributable to both increased competition and a decline in the average prime rate we charged during the second half of 1998, as a substantial portion of our loans are prime rate-based.

    The yield on average interest-earning assets decreased 40 basis points in 1998 from the comparable prior year period. This decrease resulted from a decline in the average yield on loans, largely due to both increased competition and a decline in our prime rate, as well as to a continuing shift in the composition of interest-earning assets towards a higher percentage of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities. This shift in the composition of average interest-earning assets resulted from the aforementioned strong growth in deposits continuing to outpace the growth in our average loans during 1998.

    The $41.4 million increase in interest income for 1997, as compared to 1996, was due to a $42.3 million favorable volume variance, slightly offset by a $0.9 million unfavorable rate variance. The $42.3 million favorable volume variance was attributable to growth in average interest-earning assets, which increased $547.3 million, or 37.9%, from the prior year comparable period. The increase in average interest-earning assets consisted of increases in each component of our interest-earning assets, and resulted from significant growth in average deposits, which were up $531.8 million, or 36.9%, from the comparable 1996 period.

    Average loans increased $194.0 million, or 24.9%, in 1997 as compared to 1996. This year-over-year increase was widely distributed throughout our niches and products, as well as our loan offices located across the nation.

    The increase in average investment securities during 1997, as compared to 1996, of $285.3 million, or 68.0%, was largely invested in U.S. agency securities, U.S. Treasury securities, mortgage-backed securities, and municipal securities. This increase resulted from the aforementioned strong deposit growth in 1997 that exceeded the growth in loans and was the result of management's decision to both increase our portfolio of longer-term securities in an effort to obtain available higher yields, and to increase as well as to further diversify our portfolio of short-term investments in response to a significant increase in liquidity. Average federal funds sold and securities purchased under agreement to resell increased $68.0 million, or 27.8%, in 1997, and was also a result of the aforementioned strong growth in deposits coupled with our actions to further diversify our portfolio of short-term investments.

    In 1997, a $2.3 million unfavorable rate variance associated with loans was partially offset by a combined $1.4 million favorable rate variance related to federal funds sold, securities purchased under agreement to resell and investment securities, resulting in a decrease in interest income of $0.9 million as compared to 1996. The unfavorable rate variance related to loans resulted from a 30 basis points decline in the average yield on loans from 1996 to 1997, and was largely due to increased competition. The average yields on federal funds sold, securities purchased under agreement to resell and investment securities increased in 1997 from the prior year, and resulted from both an increase in short-term market interest rates and our actions to increase our portfolio of longer-term securities in an effort to obtain available higher yields.

    The total yield on average interest-earning assets declined 30 basis points in 1997 from the comparable prior year period. This decrease resulted from a decline in the average yield on loans, largely due to increased competition, and a shift in the composition of average interest-earning assets towards a higher percentage of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities. This shift in the composition of average interest-earning assets resulted from the aforementioned strong growth in average deposits outpacing growth in our average loans during 1997.

    Interest expense in 1998 increased $23.5 million from 1997. This increase was due to an unfavorable volume variance of $26.1 million, partially offset by a favorable rate variance of $2.6 million. The unfavorable volume variance resulted from a $611.5 million, or 44.8%, increase in average interest-bearing liabilities in 1998 as compared to 1997. This increase was largely concentrated in our bonus money market deposit product, which increased $592.0 million, or 66.1%, and was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community during 1998, and by growth in the number of clients we served.

    Changes in the average rates paid on interest-bearing liabilities had a $2.6 million favorable impact on interest expense in 1998 as compared to 1997. This decrease in interest expense largely resulted from a reduction in the average rate paid on our bonus money market deposit product from 4.6% in 1997 to 4.3% in 1998. The reduction during 1998 in the average rate paid on our bonus money market deposit product was largely attributable to a decline in short-term market interest rates during the second half of 1998.

    The average cost of funds paid in 1998 of 2.8% was flat with the prior year. Although the average rate paid on our bonus money market deposit product decreased during 1998 as compared to 1997, this was offset by a continuing shift in the composition of average interest-bearing liabilities towards a higher percentage of deposits in that product.

    The increase in interest expense for 1997 of $17.3 million, as compared to 1996, was due to an unfavorable volume variance of $16.6 million and an unfavorable rate variance of $0.7 million. The unfavorable volume variance resulted from a $383.3 million, or 39.1%, increase in average interest-bearing liabilities in 1997 as compared to 1996. This increase was primarily related to our bonus money market deposit product, which increased $307.0 million from the prior year due to the high level of client liquidity attributable to the strong inflow of investment capital into the venture capital community and into the public equity markets, and due to growth during 1997 in the number of clients we served. The year-over-year $0.7 million unfavorable rate variance was largely attributable to an increase during 1997 in the average rate paid on our bonus money market deposit product which resulted from an increase in short-term market interest rates, as well as a shift in the composition of interest-bearing liabilities towards a higher percentage of deposits in the bonus money market deposit product.

    In 1997, the average cost of funds paid increased to 2.8%, up from 2.6% in 1996. This increase was attributable to both an increase in the average rate paid on our bonus money market deposit product in response to an increase in short-term market interest rates, as well as to a shift in the composition of interest-bearing liabilities towards a higher percentage of deposits in the bonus money market deposit product.

    PROVISION FOR LOAN LOSSES

    The provision for loan losses is based on our evaluation of the adequacy of the existing allowance for loan losses in relation to total loans, and on our periodic assessment of the inherent and identified risk dynamics of the loan portfolio resulting from reviews of selected individual loans and loan commitments.

    Our provision for loan losses totaled $37.2 million in 1998, a significant increase compared to $10.1 million and $10.4 million in 1997 and 1996, respectively. The large increase in our provision for loan losses in 1998 was in response to our incurrence of $28.9 million in net charge-offs in 1998, versus $5.1 million and $7.4 million in 1997 and 1996, respectively.

    NONINTEREST INCOME

    The following table summarizes the components of noninterest income for the past three years:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)

Letter of credit and foreign exchange income................  $ 7,397    $ 4,512    $ 3,423
Disposition of client warrants..............................    6,657      5,480      5,389
Investment gains............................................    5,240         90          1
Deposit service charges.....................................    1,730      1,772      1,663
Other.......................................................    2,138      1,411      1,133
                                                              -------    -------    -------
Total noninterest income....................................  $23,162    $13,265    $11,609
                                                              =======    =======    =======

    Noninterest income increased $9.9 million, or 74.6%, in 1998 as compared to 1997. This increase was largely due to a $5.2 million increase in investment gains, coupled with a $2.9 million increase in letter of credit fees, foreign exchange fees and other trade finance income and a $1.2 million increase in income from the disposition of client warrants. Noninterest income increased $1.7 million, or 14.3%, in 1997 as compared to 1996. This increase was largely due to a $1.1 million increase in letter of credit fees, foreign exchange fees and other trade finance income.

    Letter of credit fees, foreign exchange fees and other trade finance income totaled $7.4 million in 1998, an increase of $2.9 million, or 63.9%, from the $4.5 million total in 1997, and an increase of $4.0 million, or 116.1%, from the $3.4 million total in 1996. The growth in this category of noninterest income reflects a concerted effort by our management to expand the penetration of trade finance-related products and services among our growing client base, a large percentage of which provide products and services in international markets.

    Income from the disposition of client warrants totaled $6.7 million, $5.5 million and $5.4 million in 1998, 1997 and 1996, respectively. During the years ended December 31, 1998, 1997 and 1996, a significant portion of the income from the disposition of client warrants was offset by expenses related to our efforts to build an infrastructure sufficient to support present and prospective business activities, and was also offset by increases to the provision for loan losses during those years.

    We realized $5.2 million in gains on sales of investment securities during 1998, compared to $0.1 million in gains on sales of investment securities during 1997, and a nominal gain on sales of investment securities during 1996. The book value of securities sold during 1998 totaled $433.3 million and primarily consisted of U.S. Treasury securities, U.S. agency securities, mortgage-backed securities, and collateralized mortgage obligations. All investment securities sold were classified as available-for-sale, and all sales were conducted as a normal component of our asset/liability and liquidity management activities.

    Income related to deposit service charges totaled $1.7 million, $1.8 million and $1.7 million in 1998, 1997 and 1996, respectively. Clients compensate us for depository services either through earnings credits computed on their demand deposit balances, or via explicit payments we recognize as deposit service charges income.

    Other noninterest income is largely composed of service-based fee income, and totaled $2.1 million in 1998, compared to $1.4 million in 1997 and $1.1 million in 1996, respectively. The increase in 1998, as compared to 1997 and 1996, was primarily due to a higher volume of cash management and loan documentation services related to our growing client base.

    NONINTEREST EXPENSE

    Noninterest expense in 1998 totaled $83.6 million, a $17.3 million, or 26.2%, increase from 1997. Total noninterest expense was $66.3 million in 1997, up $13.6 million, or 25.9%, from 1996. Our management closely monitors our level of noninterest expense using a variety of financial ratios, including the efficiency ratio. The efficiency ratio is calculated by dividing the amount of noninterest expense, excluding costs associated with other real estate owned, by adjusted revenues, defined as the total of net interest income and noninterest income, excluding income from the disposition of client warrants and gains or losses related to sales of investment securities. This ratio reflects the level of operating expense required to generate $1 of operating revenue. Our efficiency ratio was 53.8% for 1998, down from 55.9% for both 1997 and 1996. The following table presents the detail of noninterest expense and the incremental contribution of each expense line item to our efficiency ratio:

                                                                    YEARS ENDED DECEMBER 31,
                                              ---------------------------------------------------------------------
                                                      1998                    1997                    1996
                                              ---------------------   ---------------------   ---------------------
                                                         PERCENT OF              PERCENT OF              PERCENT OF
                                                          ADJUSTED                ADJUSTED                ADJUSTED
                                               AMOUNT     REVENUES     AMOUNT     REVENUES     AMOUNT     REVENUES
                                              --------   ----------   --------   ----------   --------   ----------
                                                                     (DOLLARS IN THOUSANDS)
Compensation and benefits...................  $44,232       28.0%     $40,084       33.8%     $31,417       33.6%
Professional services.......................    9,876        6.3        6,710        5.7        4,987        5.3
Furniture and equipment.....................    6,667        4.2        3,620        3.1        3,239        3.5
Business development and travel.............    6,025        3.8        4,514        3.8        2,918        3.1
Net occupancy expense.......................    5,195        3.3        3,410        2.9        3,095        3.3
Postage and supplies........................    2,225        1.4        1,600        1.3        1,448        1.5
Advertising and promotion...................    2,215        1.4        1,448        1.2        1,183        1.3
Telephone...................................    2,157        1.4        1,444        1.2        1,277        1.4
Trust preferred securities distributions....    2,012        1.3           --         --           --         --
Other.......................................    4,255        2.7        3,395        2.9        2,720        2.9
                                              -------       ----      -------       ----      -------       ----
Total, excluding cost of other real estate
  owned.....................................   84,859       53.8%      66,225       55.9%      52,284       55.9%
                                                            ====                    ====                    ====
Cost of other real estate owned.............   (1,214)                     76                     398
                                              -------                 -------                 -------
Total noninterest expense...................  $83,645                 $66,301                 $52,682
                                              =======                 =======                 =======

    Compensation and benefits expenses totaled $44.2 million in 1998, a $4.1 million, or 10.4%, increase over the $40.1 million incurred in 1997. This increase was largely the result of an increase in the number of average full-time equivalent personnel we employed, from 417 in 1997 to 521 in 1998, partially offset by a decrease in variable-based compensation expenses associated with our incentive bonus pool and employee stock ownership plan due to lower than expected net income. Compensation and benefits expenses in 1997 increased $8.7 million, or 27.6%, from the $31.4 million total in 1996. The increase in compensation and benefits expenses in 1997 was primarily the result of an increase in the number of average full-time equivalent personnel we employed. Average full-time equivalent personnel were 417 in 1997 compared with 363 in 1996. The increase in full-time equivalent personnel from 1996 through 1998 was primarily due to a combination of our efforts to develop and support new markets through geographic expansion, to develop and expand products, services and niches, and to build an infrastructure sufficient to support present and prospective business activities. Further growth in our full-time equivalent personnel is likely to occur during future years as a result of the continued expansion of our business activities.

    Professional services expenses, which consist of costs associated with corporate legal services, litigation settlements, accounting and auditing services, consulting, and our board of directors, totaled $9.9 million in 1998, a $3.2 million, or 47.2%, increase from the $6.7 million total in 1997. We incurred $5.0 million in professional services expenses in 1996. The increase in professional services expenses in 1998, as compared to 1997 and 1996, primarily related to an increase in both consulting fees associated with several business initiatives, including the Year 2000 remediation project, and legal fees primarily related to loan consultations and the workout of various commercial credits. The level of professional services expenses during the past three years further reflects the extensive efforts we have undertaken to continue to build and support our infrastructure, as well as evaluate and pursue new business opportunities. It also reflects our efforts in outsourcing several corporate functions, such as internal audit, facilities management and credit review, where we believe we can achieve a combination of cost savings and increased quality of service.

    Occupancy, furniture and equipment expenses totaled $11.9 million in 1998, $7.0 million in 1997 and $6.3 million in 1996. The increase in occupancy, furniture and equipment expenses in 1998, as compared to 1997 and 1996, was largely attributable to our incurrence of certain non-recurring costs in connection with the expansion of our existing headquarters facility during the second quarter of 1998 and an increase in recurring expenses associated with that additional office space. Occupancy, furniture and equipment expenses were also impacted by costs related to furniture, computer equipment and other related costs associated with our opening new loan offices in West Los Angeles, California and Rosemont, Illinois in early 1998. We intend to continue our geographic expansion into other emerging technology marketplaces across the U.S. during future years as opportunities to serve new markets arise.

    Business development and travel expenses totaled $6.0 million in 1998, an increase of $1.5 million, or 33.5%, compared to the $4.5 million total in 1997. We incurred $2.9 million in business development and travel expenses in 1996. The increase in business development and travel expenses during each of the last two years was largely attributable to overall growth in our business, including both an increase in the number of full-time equivalent personnel and expansion into new geographic markets.

    Postage and supplies expenses totaled $2.2 million, $1.6 million and $1.4 million in 1998, 1997 and 1996, respectively. Total telephone expenses were $2.2 million in 1998, $1.4 million in 1997 and $1.3 million in 1996. The increase in postage and supplies and telephone expenses during each of the past two years was largely the result of overall growth in our business, including both an increase in the number of full-time equivalent personnel and expansion into new geographic markets.

    Advertising and promotion expenses totaled $2.2 million in 1998, $1.4 million in 1997 and $1.2 million in 1996. The increase in advertising and promotion expenses in 1998, compared to 1997 and 1996, reflects our concerted effort to increase our marketing efforts nationwide.

    Trust preferred securities distributions totaled $2.0 million in 1998 and resulted from the issuance of $40.0 million in cumulative trust preferred securities during the second quarter of 1998. The trust preferred securities pay a fixed rate quarterly distribution of 8.25% and have a maximum maturity of 30 years.

    Other noninterest expenses totaled $4.3 million, $3.4 million and $2.7 million in 1998, 1997 and 1996, respectively. The increase in other noninterest expenses in 1998 of $0.9 million, as compared to

1997, was primarily due to an increase in data processing costs related to both the aforementioned overall growth in our business and several new business initiatives begun in 1998. In addition, there was an increase in costs associated with certain vendor provided services resulting from growth in our client base. The $0.7 million increase in other noninterest expenses from 1996 to 1997 was largely due to expenses associated with both an asset which was acquired through foreclosure during 1997 and an increase in costs associated with certain vendor provided services resulting from growth in our client base.

    We realized a net gain of $1.3 million in connection with the sale of an OREO property during 1998. In 1997, we incurred minimal net costs associated with OREO, and in 1996, $0.4 million in net OREO-related costs were incurred, primarily due to the write-down of one property we owned. Our net costs associated with OREO include: maintenance expenses, property taxes, marketing costs, net operating expense or income associated with income-producing properties, property write-downs, and gains or losses on the sales of such properties.

    INCOME TAXES

    Our effective income tax rate was 41.1% in 1998, compared to 42.0% in 1997 and 40.0% in 1996. The slight decrease in our effective income tax rate for 1998, as compared to 1997, was attributable to an increase in the amount of tax-exempt interest income we received. The increase in our effective income tax rate from 1996 to 1997 was due to adjustments in our estimate of our income tax liabilities.

FINANCIAL CONDITION

    Our total assets were $3.7 billion at September 30, 1999, an increase of $176.3 million, or 5.0%, compared to $3.5 billion at December 31, 1998. Our total assets were $3.5 billion at December 31, 1998, an increase of $920.3 million, or 35.1%, compared to $2.6 billion at December 31, 1997. The minimal growth in period-end assets from December 31, 1998 to September 30, 1999 resulted from our lowering deposit rates and marketing of higher yielding off-balance sheet private label mutual fund products to clients in order to decrease deposits in response to regulatory concerns about capital levels.

    FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENT TO RESELL

    Federal funds sold and securities purchased under agreement to resell totaled a combined $103.4 million at September 30, 1999, a decrease of $295.8 million, or 74.1%, compared to the $399.2 million outstanding at the prior year end. This decrease was attributable to a decrease in our deposits of approximately $700.0 million during the last two weeks of September 1999. Federal funds sold and securities purchased under agreement to resell totaled a combined $399.2 million at December 31, 1998, an increase of $77.4 million, or 24.1%, compared to the $321.8 million outstanding at December 31, 1997. This increase was attributable to our investing excess funds resulting from the strong growth in deposits during 1998 which exceeded the growth in loans, in these types of short-term, liquid investments.

    INVESTMENT SECURITIES

    The following table details the composition of investment securities, all of which were classified as available-for-sale and reported at fair value, at September 30, 1999 and December 31, 1998, 1997 and 1996.

                                                                      DECEMBER 31, 1998
                                            SEPTEMBER 30,    ------------------------------------
                                                 1999           1998         1997         1996
                                            --------------   ----------   ----------   ----------
                                             (UNAUDITED)   (DOLLARS IN THOUSANDS)
U.S. Treasury securities..................    $   29,987     $  41,049    $ 217,685     $ 75,547
U.S. agencies and corporations:
  Discount notes and bonds................       871,111       498,016      462,405      298,488
  Mortgage-backed securities..............       243,066       125,059      144,437        8,168
  Collateralized mortgage obligations.....       194,865       155,149       41,051       58,038
Obligations of states and political
  subdivisions............................       331,656       515,770       60,436       22,787
Commercial paper..........................            --         9,993       41,829      143,086
Bankers' acceptances......................            --            --       16,140           --
Other debt securities.....................        16,989        38,471       25,007       13,000
Money market funds........................         4,849            --           --           --
Other equity securities...................        52,739        13,995        4,914        5,908
                                              ----------     ----------   ----------    --------
Total.....................................    $1,745,262     $1,397,502   $1,013,904    $625,022
                                              ==========     ==========   ==========    ========

    Investment securities totaled $1.7 billion at September 30, 1999, an increase of $347.8 million, or 24.9%, from the December 31, 1998 balance of $1.4 billion. This increase resulted from excess funds that were generated by growth in our deposits outpacing the growth in loans during the first nine months of 1999, and primarily consisted of U.S. agency securities and mortgage-backed securities.

    The increase in short-term market interest rates during the first nine months of 1999 resulted in a pre-tax unrealized loss on our available-for-sale fixed income securities investment portfolio of $31.5 million as of September 30, 1999. This unrealized loss was offset by a pre-tax unrealized gain of $30.5 million associated with equity securities, which includes our warrant portfolio and venture capital fund investments. Because of the level of liquidity we maintain, we do not anticipate having to sell fixed income investment securities and incurring material losses on sales in future periods for liquidity purposes. Additionally, we are restricted from exercising many of the warrants until later in the fourth quarter of 1999 and first quarter of 2000. We are also precluded from using any type of derivative instrument to secure the current unrealized gains associated with these equity instruments. Hence, the amount of income we recognize in future periods from the disposition of these equity instruments may vary materially from the current unrealized amount due to fluctuations in the market prices of the underlying common stock of these companies.

    Investment securities totaled $1.4 billion at December 31, 1998. This represented a $383.6 million, or 37.8%, increase over the December 31, 1997 balance of $1.0 billion. This increase resulted from excess funds that were generated by strong growth in our deposits outpacing the growth in loans during 1998, and primarily consisted of U.S. agency securities, collateralized mortgage obligations and municipal securities.

    The significant increase in municipal securities was composed of both taxable and non-taxable municipal obligations, and was largely attributable to our obtaining slightly higher yields on these investments as compared to U.S. agency discount notes and bonds and other short-term securities. The decreases in U.S. Treasury securities, mortgage-backed securities and commercial paper was primarily due to sales and maturities. The overall growth in the investment portfolio reflected management's actions to increase as well as to further diversify our portfolio of short-term investments in response to a continued significant increase in liquidity.

    At September 30, 1999, there were no investment securities we held which were issued by a single party, excluding securities issued by the U.S. Government or by U.S. Government agencies and corporations, and which exceeded 10.0% of our stockholders' equity.

    LOANS

    The composition of our loan portfolio, net of unearned income, as of September 30, 1999 and each of the past five years is as follows:

                                 AS OF                           AS OF DECEMBER 31,
                             SEPTEMBER 30,    --------------------------------------------------------
                                  1999           1998         1997        1996       1995       1994
                             --------------   ----------   ----------   --------   --------   --------
                              (UNAUDITED)             (DOLLARS IN THOUSANDS)
Commercial.................    $1,443,667     $1,429,980   $1,051,218   $755,699   $622,488   $613,469
Real estate construction...        80,533         74,023       53,583     27,540     17,194     10,512
Real estate term...........        71,465         60,841       33,395     44,475     56,845     58,977
Consumer and other.........        65,351         47,077       36,449     35,778     41,878     20,851
                               ----------     ----------   ----------   --------   --------   --------
Total loans................    $1,661,016     $1,611,921   $1,174,645   $863,492   $738,405   $703,809
                               ==========     ==========   ==========   ========   ========   ========

    Total loans, net of unearned income, at September 30, 1999, were $1.7 billion, a $49.1 million, or 3.0%, increase compared to the $1.6 billion total at December 31, 1998. While we continue to generate new loans in most of our technology and life sciences and special industry niche practices, as well as in specialized lending products, many of our clients, primarily in the technology and life science niche, have received significant cash inflows from the capital markets and venture capital community. Consequently, we have experienced higher than normal loan paydowns and payoffs, which has caused total loans to remain relatively unchanged between September 30, 1999 and the prior year end.

    Total loans at December 31, 1998, net of unearned income, were $1.6 billion, representing a $437.3 million, or 37.2%, increase compared to the $1.2 billion outstanding at December 31, 1997. The increase in loans from the 1997 year-end total was widely distributed throughout our loan portfolio, as evidenced by increased loan balances in most of our market niches, specialized lending products and loan offices.

    In December 1998, we announced that we had discontinued new loan originations associated with our religious financial resources division. We had approximately $175.0 million in outstanding loans to religious organizations, predominantly for construction of buildings for worship and education, as of December 31, 1998. Competitive changes within the religious organizations market affected our ability to generate our anticipated loan yield and provide returns that exceed our required return on capital. The credit quality of the religious financial resources portfolio was not a factor in our decision to discontinue new religious financial resources. Since inception, we have not incurred any losses associated with the religious financial resources portfolio.

    The following table sets forth the remaining contractual maturity distribution of our loans, reported on a gross basis, at September 30, 1999 for fixed and variable rate commercial and real estate construction loans:

                                                                   SEPTEMBER 30, 1999
                                                 ------------------------------------------------------
                                                               AFTER ONE YEAR
                                                 ONE YEAR OR    AND THROUGH     AFTER FIVE
                                                    LESS         FIVE YEARS       YEARS        TOTAL
                                                 -----------   --------------   ----------   ----------
                                                                      (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
Fixed rate loans:
  Commercial...................................    $ 38,487       $218,760       $121,327    $  378,574
  Real estate construction.....................          --          3,193             --         3,193
                                                   --------       --------       --------    ----------
  Total fixed rate loans.......................    $ 38,487       $221,953       $121,327    $  381,767
                                                   ========       ========       ========    ==========

Variable rate loans:
  Commercial...................................    $693,797       $349,637       $ 33,152    $1,076,586
  Real estate construction.....................      57,560          6,993         13,345        77,898
                                                   --------       --------       --------    ----------
  Total variable rate loans....................    $751,357       $356,630       $ 46,497    $1,154,484
                                                   ========       ========       ========    ==========

    Upon maturity, loans satisfying our credit quality standards may be eligible for renewal. Such renewals are subject to the normal underwriting and credit administration practices associated with new loans. We do not grant loans with unconditional extension terms.

CREDIT QUALITY AND THE ALLOWANCE FOR LOAN LOSSES

    Credit risk is defined as the possibility of sustaining a loss because other parties to the financial instrument fail to perform in accordance with the terms of the contract. While we follow underwriting and credit monitoring procedures which we believe are appropriate in growing and managing the loan portfolio, in the event of nonperformance by these other parties, our potential exposure to credit losses could significantly affect our consolidated financial position and earnings.

    Lending money involves an inherent risk of nonpayment. Through the administration of loan policies and monitoring of the loan portfolio, our management seeks to reduce such risks. The allowance for loan losses is an estimate to provide a financial buffer for losses, both identified and unidentified, in the loan portfolio.

    We regularly review and monitor the loan portfolio to determine the risk profile of each credit, and to identify credits whose risk profiles have changed. This review includes, but is not limited to, such factors as payment status, the financial condition of the borrower, borrower compliance with loan covenants, underlying collateral values, potential loan concentrations, and general economic conditions. We identify potential problem credits and, based upon known information, we develop action plans.

    We have established an evaluation process designed to determine the adequacy of the allowance for loan losses. This process attempts to assess the risk of losses inherent in the loan portfolio by segregating the allowance for loan losses into three components: "specific," "loss migration," and "general." The specific component is established by allocating a portion of the allowance for loan losses to individual classified credits on the basis of specific circumstances and assessments. The loss migration component is calculated as a function of the historical loss migration experience of the internal loan credit risk rating categories. The general component is an unallocated portion that supplements the first two components and includes: our management's judgment of the effect of current and forecasted economic conditions on the borrowers' abilities to repay, an evaluation of the allowance for loan losses in relation to the size of the overall loan portfolio, an evaluation of the composition of, and growth trends within, the loan portfolio, consideration of the relationship of the allowance for loan losses to nonperforming loans, net charge-off trends, and other factors. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of the allowance for loan losses, relies, to a great extent, on the judgment and experience of our management.

    An analysis of the allowance for loan losses for the three and nine months ended September 30, 1999 is as follows:

                                                    THREE MONTHS ENDED   NINE MONTHS ENDED
                                                    SEPTEMBER 30, 1999   SEPTEMBER 30, 1999
                                                    ------------------   ------------------
                                                                  (UNAUDITED)
                                                            (DOLLARS IN THOUSANDS)
Balance at beginning of period....................       $ 56,300              $ 46,000
Charge-offs:
  Commerical......................................        (10,253)              (22,295)
  Real estate.....................................             --                    --
  Consumer and other..............................             --                  (196)
                                                         --------              --------
Total charge-offs.................................        (10,253)              (22,491)
                                                         --------              --------
Recoveries:
  Commerical......................................          3,181                 6,942
  Real estate.....................................             --                    --
  Consumer and other..............................              9                    15
                                                         --------              --------
Total recoveries..................................          3,190                 6,957
                                                         --------              --------
Net charge-offs...................................         (7,063)              (15,534)
                                                         --------              --------
Provision for loan losses.........................         21,563                40,334
                                                         --------              --------
Balance at end of period..........................       $ 70,800              $ 70,800
                                                         ========              ========
Net charge-offs (recoveries) to average total
  loans...........................................            1.8%                  1.3%
                                                         ========              ========

    An analysis of the allowance for loan losses for the past five years is as follows:

                                                                    DECEMBER 31,
                                                ----------------------------------------------------
                                                  1998       1997       1996       1995       1994
                                                --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
Balance at January 1,.........................  $ 37,700   $32,700    $29,700    $20,000    $ 25,000
Charge-offs:
  Commercial..................................   (31,123)   (9,236)    (9,056)    (4,248)    (10,913)
  Real estate.................................        --        --       (634)      (653)       (495)
  Consumer and other..........................        --        --        (38)       (57)         --
                                                --------   -------    -------    -------    --------
Total charge-offs.............................   (31,123)   (9,236)    (9,728)    (4,958)    (11,408)
                                                --------   -------    -------    -------    --------
Recoveries:
  Commercial..................................     1,897     3,170      2,050      3,106       2,398
  Real estate.................................       366       986        217      2,815         923
  Consumer and other..........................         1        13         35         --          --
                                                --------   -------    -------    -------    --------
Total recoveries..............................     2,264     4,169      2,302      5,921       3,321
                                                --------   -------    -------    -------    --------
Net (charge-offs) recoveries..................   (28,859)   (5,067)    (7,426)       963      (8,087)
                                                --------   -------    -------    -------    --------
Provision for loan losses.....................    37,159    10,067     10,426      8,737       3,087
                                                --------   -------    -------    -------    --------
Balance at December 31,.......................  $ 46,000   $37,700    $32,700    $29,700    $ 20,000
                                                ========   =======    =======    =======    ========
Net charge-offs (recoveries) to average total
  loans.......................................      2.2%      0.5%       1.0%       (0.1)%      1.4%
                                                ========   =======    =======    =======    ========

    The following table displays the allocation of the allowance for loan losses among specific classes of loans:

                                                                 DECEMBER 31,
                                  --------------------------------------------------------------------------
                                         1998                  1997                  1996             1995
                                  -------------------   -------------------   -------------------   --------
                                             PERCENT               PERCENT               PERCENT
                                             OF TOTAL              OF TOTAL              OF TOTAL
                                   AMOUNT     LOANS      AMOUNT     LOANS      AMOUNT     LOANS      AMOUNT
                                  --------   --------   --------   --------   --------   --------   --------
                                                            (DOLLARS IN THOUSANDS)
Commercial......................  $28,417      95.8%    $30,394      89.5%    $18,716      87.5%    $16,176
Real estate term................      438       1.4         426       2.8         873       5.2         707
Real estate construction........      374       1.3         274       4.6         140       3.2          87
Consumer and other..............      434       1.5         386       3.1         615       4.1         339
Unallocated.....................   16,337       N/A       6,220       N/A      12,356       N/A      12,391
                                  -------     -----     -------     -----     -------     -----     -------
Total...........................  $46,000     100.0%    $37,700     100.0%    $32,700     100.0%    $29,700
                                  =======     =====     =======     =====     =======     =====     =======

                                           DECEMBER 31,
                                  ------------------------------
                                    1995            1994
                                  --------   -------------------
                                  PERCENT               PERCENT
                                  OF TOTAL              OF TOTAL
                                   LOANS      AMOUNT     LOANS
                                  --------   --------   --------
                                      (DOLLARS IN THOUSANDS)
Commercial......................    84.3%    $12,748      87.2%
Real estate term................     7.7         765       8.4
Real estate construction........     2.4         345       1.4
Consumer and other..............     5.6         312       3.0
Unallocated.....................     N/A       5,830       N/A
                                   -----     -------     -----
Total...........................   100.0%    $20,000     100.0%
                                   =====     =======     =====

    The allowance for loan losses totaled $70.8 million at September 30, 1999, an increase of $24.8 million, or 53.9%, compared to the $46.0 million balance at December 31, 1998. This increase was due to $40.3 million in additional provisions to the allowance for loan losses, partially offset by $15.5 million of net charge-offs for the nine months ended September 30, 1999. The
$40.3 million in loan loss provisions during the first nine months of 1999 was in response to a recent trend of increased quarterly charge-offs.

    We incurred $10.3 million and $22.5 million in gross charge-offs during the three and nine months ended September 30, 1999, respectively. Gross charge-offs for the 1999 third quarter included $5.8 million related to one commercial credit, which was classified as nonperforming at June 30, 1999, in our computers and peripherals niche. We realized recoveries of $3.2 million and $7.0 million for the three and nine months ended September 30, 1999, respectively.

    Pursuant to a memorandum of understanding with our primary regulators, Silicon Valley Bank has committed to further enhance its credit monitoring and review policies and submit reports to the regulators regarding credit quality.

    We believe our allowance for loan losses is adequate as of September 30, 1999. However, future changes in circumstances, economic conditions or other factors could cause us to increase or decrease the allowance for loan losses as deemed necessary.

    The allowance for loan losses totaled $46.0 million at December 31, 1998, an increase of $8.3 million, or 22.0%, compared to $37.7 million at December 31, 1997. This increase was due to $37.2 million in additional provisions to the allowance for loan losses, offset by net charge-offs of $28.9 million during 1998. The 1998 net charge-off amount was composed of $31.1 million in gross charge-offs and $2.3 million in gross recoveries.

    The 1998 gross charge-off total included $17.4 million and $7.2 million in charge-offs that were incurred during the third and fourth quarters of 1998, respectively. Gross charge-offs for the third quarter of 1998, the largest of which was $7.0 million, were primarily related to five commercial credits and were not concentrated in any particular niche or industry. Of the total 1998 third quarter gross charge-offs, $8.1 million were classified as nonperforming loans at the end of 1997.

    We incurred $7.2 million in gross charge-offs during the fourth quarter of 1998, primarily centered in our QuickStart and bridge portfolios. Gross charge-offs in the fourth quarter of 1998 included three bridge loans and four QuickStart loans totaling $2.5 million and $1.9 million, respectively. Our QuickStart product was based in large part on an analysis that indicates that almost all venture capital-backed clients that receive a first round of equity infusion from a venture capitalist will receive a second round. The analysis indicated that the second round typically occurred 18 months after the first round. Hence, proceeds from the second round could be used to pay off the 18 month term loan offered under the QuickStart product. However, the second round has been occurring much sooner than expected and the additional cash infusion has occasionally been depleted before 18 months. The likelihood of a third round occurring is not as great as a second round and thus this resulted in higher than anticipated charge-offs related to this product during the fourth quarter of 1998.

    The unallocated component of the allowance for loan losses as of December 31, 1998 increased $10.1 million, or 162.7%, from the prior year end. This increase reflects our decision to further bolster the allowance for loan losses and maintain strong coverage ratios based on the economic uncertainty surrounding many of our markets in 1999 and the higher than normal charge-offs experienced during the third and fourth quarters of 1998.

    Gross charge-offs for 1997 were $9.2 million, and included charge-offs totaling $6.5 million related to two commercial credits, one in our technology and life sciences niche and the other in one of our special industry niches. Gross recoveries of $4.2 million in 1997 included $1.1 million related to a commercial credit in one of our special industry niches that was partially charged off in 1996. Gross charge-offs for 1996 were $9.7 million, and primarily resulted from five credits, none of which were related to our technology and life sciences niche. Gross recoveries of $2.3 million in 1996 included
$0.9 million related to one commercial credit that was partially charged off in 1994. Net loan recoveries in 1995 of $1.0 million included $2.7 million in recoveries from a real estate client relationship that had been charged off in 1992 and $1.1 million in recoveries related to a commercial credit that was partially charged off in 1994. Net loan charge-offs of $8.1 million in 1994 included the partial charge-off of loans to two commercial borrowers totaling $5.5 million.

    Nonperforming assets consist of loans that are past due 90 days or more which are still accruing interest, loans on nonaccrual status and OREO and other foreclosed assets. The table below sets forth certain ratios between nonperforming loans, nonperforming assets and the allowance for loan losses.

                                                              SEPTEMBER 30,    JUNE 30,    MARCH 31,
                                                                   1999          1999         1999
                                                              --------------   ---------   ----------
                                                                            (UNAUDITED)
                                                                      (DOLLARS IN THOUSANDS)
Nonperforming assets:
  Loans past due 90 days or more and still accruing
    interest................................................      $ 1,553       $   678      $   740
  Nonaccrual loans..........................................       33,959        46,678       50,993
                                                                  -------       -------      -------
  Total nonperforming loans.................................       35,512        47,356       51,733
  OREO and other foreclosed assets..........................          694           750        1,370
                                                                  -------       -------      -------
Total nonperforming assets..................................      $36,206       $48,106      $53,103
                                                                  =======       =======      =======
Nonperforming loans as a percentage of total loans..........          2.1%          3.0%         3.2%
Nonperforming assets as a percentage of total assets........          1.0%          1.2%         1.4%
Allowance for loan losses:..................................      $70,800       $56,300      $47,600
  As a percentage of total loans............................          4.2%          3.6%         2.9%
  As a percentage of nonaccrual loans.......................        208.5%        120.6%        93.4%
  As a percentage of nonperforming loans....................        199.4%        118.9%        92.0%

    Nonperforming loans totaled $35.5 million, or 2.1% of total loans, at September 30, 1999, compared to $19.9 million, or 1.2% of total loans, at December 31, 1998. The increase in nonperforming loans from the prior year end was primarily due to one credit in our non-technology financial services niche in our diversified industries practice which had a balance of approximately $15.0 million at September 30, 1999. This credit had been previously classified as nonperforming at March 31, 1999. As of September 30, 1999, we believe this credit is adequately secured with collateral and reserves, and that any future charge-offs associated with this loan will not have a material impact on our future net income.

    In addition to the loans disclosed in the foregoing analysis, we have identified three loans with principal amounts aggregating approximately
$14.2 million, that, on the basis of our information, were judged to have a higher than normal risk of becoming nonperforming. We are not aware of any other loans where known information about possible problems of the borrower casts serious doubts about the ability of the borrower to comply with the loan repayment terms.

    OREO and other foreclosed assets totaled a combined $0.7 million at September 30, 1999, a $1.1 million decrease from the $1.8 million balance at December 31, 1998. This decrease was primarily due to the sale of our only OREO property during the second quarter of 1999. The OREO and other foreclosed assets balance at September 30, 1999, consisted of one asset which was acquired through foreclosure. This asset consists of a favorable leasehold right under a master lease which we acquired upon foreclosure of a loan during the third quarter of 1997.

    Nonperforming loans totaled $51.7 million, or 3.2%, of total loans at March 31, 1999 and $47.4 million, or 3.0%, of total loans at June 30, 1999, compared to $19.9 million, or 1.2%, of total loans at December 31, 1998. This increase in nonperforming loans was primarily due to four commercial credits. The first credit, totaling approximately $7.0 million, was in our communications practice, and was repaid in full during July 1999. The second credit was in excess of $7.0 million and was in our health care services practice. We have received payments on this credit totaling over $5.0 million during the second and third quarters of 1999. The third credit is in our non-technology financial services niche in our diversified industries practice. As discussed above, this credit had a balance of approximately $15.0 million at September 30, 1999. The fourth credit, in excess of $8.0 million, was classified as nonperforming during the second quarter of 1999 and is in our computers and peripherals practice. We charged-off $5.8 million of this credit during the third quarter of 1999.

                                                                       DECEMBER 31,
                                                   ----------------------------------------------------
                                                     1998       1997       1996       1995       1994
                                                   --------   --------   --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Nonperforming assets:
  Loans past due 90 days or more and still
    accruing interest............................  $   441    $ 1,016    $ 8,556    $   906    $   444
  Nonaccrual loans...............................   19,444     24,476     14,581     27,867     11,269(1)
                                                   -------    -------    -------    -------    -------
  Total nonperforming loans......................   19,885     25,492     23,137     28,773     11,713
  OREO and other foreclosed assets...............    1,800      1,858      1,948      4,955      7,089(1)
                                                   -------    -------    -------    -------    -------
Total nonperforming assets.......................  $21,685    $27,350    $25,085    $33,728    $18,802
                                                   =======    =======    =======    =======    =======
Nonperforming loans as a percentage of total
  loans..........................................      1.2%       2.2%       2.7%       3.9%       1.7%
Nonperforming assets as a percentage of total
  assets.........................................      0.6%       1.0%       1.3%       2.4%       1.6%
Allowance for loan losses:.......................  $46,000    $37,700    $32,700    $29,700    $20,000
  As a percentage of total loans.................      2.8%       3.2%       3.8%       4.0%       2.8%
  As a percentage of nonaccrual loans............    236.6%     154.0%     224.3%     106.6%     177.5%
  As a percentage of nonperforming loans.........    231.3%     147.9%     141.3%     103.2%     170.8%

------------------------

(1) In accordance with SFAS No. 114, in-substance foreclosure loans have been reclassified from OREO to nonaccrual loans. The reclassified amount is $1,377 at December 31, 1994.

    Nonperforming loans totaled $19.9 million at December 31, 1998, a decrease of $5.6 million, or 22.0%, from the $25.5 million total at December 31, 1997. Of the total nonperforming loans at year-end 1997, $10.0 million were charged off, $7.4 million were placed on performing status and $4.8 million were repaid during 1998. Additionally, $16.6 million in loans were placed on nonperforming status during 1998 and still were classified as nonperforming loans at the end of 1998.

    Nonperforming loans at December 31, 1997 totaled $25.5 million, an increase of $2.4 million, or 10.2%, from the $23.1 million total at December 31, 1996, as a $9.9 million net increase in nonaccrual loans during 1997 was largely offset by the payoff during the first quarter of 1997 of one credit in excess of $8.0 million that was more than 90 days past due and still accruing interest, as of December 31, 1996. The increase in nonaccrual loans at December 31, 1997, from the prior year end, was primarily due to two commercial credits totaling approximately $14.1 million which were placed on nonaccrual status during the last half of 1997, one of which was returned to performing status in the first quarter of 1998 and the other was partially charged off in 1998, with the remaining balance still nonperforming. Nonperforming loans at December 31, 1996 included the aforementioned credit in excess of $8.0 million that was more than 90 days past due and still accruing interest, as of December 31, 1996. The Export-Import Bank of the U.S. provided Silicon Valley Bank with a guarantee of this credit facility, and Silicon Valley Bank received the guarantee payment related to this credit from the Export-Import Bank in the first quarter of 1997. The $17.1 million increase in nonperforming loans at December 31, 1995, compared to year-end 1994, was concentrated in two commercial credits, both of which were paid off during 1996 and 1997.

    OREO and other foreclosed assets totaled a combined $1.8 million and $1.9 million at December 31, 1998 and 1997, respectively. The OREO and other foreclosed assets balance at December 31, 1998 consisted of one OREO property and one other asset which was acquired through foreclosure. The OREO property consisted of multiple undeveloped lots and was acquired prior to June 1993. The OREO balance, which totaled $1.8 million at the end of 1998, decreased
$0.1 million during 1998 due to the sale of one of the OREO properties in 1998 at a gain of $1.3 million. The one other asset acquired through foreclosure, which totaled $1.1 million at December 31, 1998, consisted of a favorable leasehold right under a master lease which we acquired upon foreclosure of a loan during 1997.

    DEPOSITS

    Our deposits are largely obtained from companies within the technology and life sciences niche, and, to a lesser extent, from businesses within our special industry niches and from individuals served by our executive banking division. We do not obtain deposits from conventional retail sources and do not accept brokered deposits.

    The following table presents the composition of our deposits as of September 30, 1999 and the five years ended December 31, 1998:

                                    AS OF                             AS OF DECEMBER 31,
                                SEPTEMBER 30,   --------------------------------------------------------------
                                    1999           1998         1997         1996         1995         1994
                                -------------   ----------   ----------   ----------   ----------   ----------
                                 (UNAUDITED)                (DOLLARS IN THOUSANDS)
Noninterest-bearing demand....   $1,359,017     $  921,790   $  788,442   $  599,257   $  451,318   $  401,455
NOW...........................       46,977         19,978       21,348        8,443       10,956       11,636
Regular money market..........      355,474        350,110      351,921      326,661      288,619      328,115
Bonus money market............    1,405,316      1,835,249    1,146,075      754,730      473,717      245,420
Time..........................      238,017        142,626      124,621       85,213       65,450       88,747
                                 ----------     ----------   ----------   ----------   ----------   ----------
Total deposits................   $3,404,801     $3,269,753   $2,432,407   $1,774,304   $1,290,060   $1,075,373
                                 ==========     ==========   ==========   ==========   ==========   ==========

    Total deposits were $3.4 billion at September 30, 1999, an increase of $135.0 million, or 4.1%, from the prior year-end total of $3.3 billion. A significant portion of the increase in deposits during the first nine months of 1999 was concentrated in the noninterest-bearing demand deposit product, which increased $437.2 million, or 47.4%, to a total of $1.4 billion at September 30, 1999. This increase was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community, and by growth during the first nine months of 1999 in the number of clients we served.

    Despite the high levels of client liquidity, our money market deposits at September 30, 1999 decreased $424.6 million from December 31, 1998, and decreased $615.6 million from June 30, 1999. The decrease in money market deposits was the result of our lowering bonus money market deposit rates 123 basis points during the third quarter of 1999 and marketing higher-yielding off-balance sheet private label mutual fund products to clients. We took these actions in order to lower total assets and thereby increase Silicon Valley Bank's Tier 1 leverage ratio. See "--Regulatory Matters" for further discussion.

    Total deposits were $3.3 billion at December 31, 1998, an increase of $837.3 million, or 34.4%, from the prior year-end total of $2.4 billion. A significant portion of the increase in deposits during 1998 was concentrated in our highest-rate paying deposit product, our bonus money market deposit product, which increased $689.2 million, or 60.1%, and in our noninterest-bearing demand deposits, which increased $133.3 million, or 16.9%, from the prior year end. Increased balances during 1998 in most of our deposit products were explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community, and by growth during 1998 in the number of clients we served.

YEAR 2000 READINESS DISCLOSURE

    The Federal Financial Institutions Examination Council, or FFIEC, an oversight authority for financial institutions, has issued several interagency statements on Year 2000 project awareness. These statements require financial institutions to, among other things, examine the Year 2000 implications of their reliance on vendors, determine the potential impact of the Year 2000 issue on their customers, suppliers and borrowers, and to survey its exposure, measure its risk and prepare a plan to address the Year 2000 issue. In addition, federal banking regulators have issued safety and soundness guidelines to be followed by financial institutions to assure resolution of any Year 2000 problems. The federal banking agencies have asserted that Year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory examinations, and the failure to appropriately address the Year 2000 issue could result in supervisory action, including the reduction of the institution's supervisory ratings, the denial of applications for mergers or acquisitions, or the imposition of civil monetary penalties.

    Following an initial awareness phase, we are utilizing a three-phase plan for achieving Year 2000 readiness. The Assessment Phase was intended to determine which computers, operating systems and applications require remediation and prioritizing those remediation efforts by identifying mission critical systems. The Assessment Phase has been completed except for the on-going assessment of new systems. The Remediation and Testing Phase addressed the correction or replacement of any non-compliant hardware and software related to the mission critical systems and testing of those systems. Since most of Silicon Valley Bank's information technology systems are off-the-shelf software, remediation efforts have focused on obtaining Year 2000 compliant application upgrades. Silicon Valley Bank's core banking system, which runs loans, deposits and the general ledger, has been upgraded to the Year 2000 compliant version and has been forward date tested and Year 2000 certified by Silicon Valley Bank. The Year 2000 releases for all of Silicon Valley Bank's other internal mission critical systems have also been received, forward date tested and certified. Furthermore, testing of mission critical service providers has been completed as of June 30, 1999. During the final phase, the Implementation Phase, remediated and validated code was tested in interfaces with customers, business partners, government institutions, and others. As of June 30, 1999, all mission critical testing and implementation of mission critical systems into the production environment was completed. June 30, 1999 marked the final FFIEC milestone.

    Although we have attempted to make every effort to be prepared for the century date change, we may be affected by the Year 2000 compliance issues of governmental agencies, businesses and other entities that provide data to, or receive data from, us, and by entities, such as borrowers, vendors, customers, and business partners, whose financial condition or operational capability is significant to us. Therefore, our Year 2000 project also includes assessing the Year 2000 readiness of certain customers, borrowers, vendors, business partners, counterparties, and governmental entities. In addition to assessing the readiness of these external parties, we are developing contingency plans which will include plans to recover operations and alternatives to mitigate the effects of counterparties whose own failure to properly address Year 2000 issues may adversely impact our ability to perform certain functions. Contingency planning and testing of critical business processes was complete as of June 30, 1999.

    If Year 2000 issues are not adequately addressed by us and significant third parties, our business, results of operations and financial position could be materially adversely affected. Failure of certain vendors to be Year 2000 compliant could result in disruption of important services upon which we depend, including, but not limited to, such services as telecommunications, electrical power and data processing. Failure of our loan customers to properly prepare for the Year 2000 could also result in increases in problem loans and credit losses in future years. It is not, however, possible to quantify the potential impact of any such losses at this time. Notwithstanding our efforts, there can be no assurance that we or significant third party vendors or other significant third parties will adequately address their Year 2000 issues. We are continuing to assess the Year 2000 readiness of third parties but do not know at this time whether the failure of third parties to be Year 2000 compliant will have a material effect on our results of operations, liquidity and financial condition.

    We currently estimate that our total cost for the Year 2000 project will approximate $3.0 million. During the first nine months of 1999, we incurred
$1.4 million, bringing the total incurred in 1998 and 1999 for charges related to our Year 2000 remediation effort to $2.9 million of expenses. We expect to incur approximately $0.1 million during the remainder of 1999. Charges include the cost of external consulting and the cost of accelerated replacement of hardware, but do not include the cost of internal staff redeployed to the Year 2000 project. We do not believe that the redeployment of internal staff has or will have a material impact on our financial condition or results of operations.

MARKET RISK MANAGEMENT

    Interest rate risk is the most significant market risk impacting us. Our monitoring activities related to managing interest rate risk include both interest rate sensitivity "gap" analysis and the use of a simulation model to measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as our market value of portfolio equity. See our 1998 Annual Report on Form 10-K which is incorporated into this prospectus by reference for disclosure of the quantitative and qualitative information regarding the interest rate risk inherent in interest rate risk sensitive instruments as of December 31, 1998. Since December 31, 1998, there have been no changes in the assumptions we used in monitoring interest rate risk, and we are in compliance with all material interest rate risk policy guidelines as of September 30, 1999. Other types of market risk affecting us in the normal course of our business activities include foreign currency exchange risk and equity price risk. We do not consider the impact on us resulting from these other two types of market risks to be material. We do not maintain a portfolio of trading securities and do not intend to engage in such activity in the immediate future.

LIQUIDITY

    Another important objective of asset/liability management is to manage liquidity. The objective of liquidity management is to ensure that funds are available in a timely manner to meet loan demand and depositors' needs, and to service other liabilities as they come due, without causing an undue amount of cost or risk, and without causing a disruption to normal operating conditions.

    We regularly assess the amount and likelihood of projected funding requirements through a review of factors such as historical deposit volatility and funding patterns, present and forecasted market and economic conditions, individual client funding needs, and existing and planned business activities. Our asset/liability committee provides oversight to the liquidity management process and recommends policy guidelines, subject to approval of our board of directors, and courses of action to address our actual and projected liquidity needs.

    The ability to attract a stable, low-cost base of deposits is our primary source of liquidity. Other sources of liquidity available to us include short-term borrowings, which consist of federal funds purchased, security repurchase agreements and other short-term borrowing arrangements. We can also meet our liquidity requirements through the use of our portfolio of liquid assets. We define liquid assets to include cash and cash equivalents in excess of the minimum levels necessary to carry out normal business operations, federal funds sold, securities purchased under resale agreements, investment securities maturing within six months, investment securities eligible and available for pledging purposes with a maturity in excess of six months, and anticipated near term cash flows from investments.

    Bank policy guidelines provide that liquid assets as a percentage of total deposits should not fall below 20.0%. At September 30, 1999, Silicon Valley Bank's ratio of liquid assets to total deposits was 49.0%. This ratio is well in excess of Silicon Valley Bank's minimum policy guidelines and is slightly lower than the comparable ratio of 52.5% as of December 31, 1998. In addition to monitoring the level of liquid assets relative to total deposits, Silicon Valley Bank also utilizes other internal policy measures in its liquidity management activities. As of September 30, 1999 and as of December 31, 1998 and 1997, Silicon Valley Bank was in compliance with all of these policy measures.

CAPITAL RESOURCES

    Our management seeks to maintain adequate capital to support anticipated asset growth and credit risks, and to ensure that Silicon and Silicon Valley Bank are in compliance with all regulatory capital guidelines. The primary source of new capital for us has been the retention of earnings. Aside from current earnings, an additional source of new capital for us has been the issuance of common stock under our employee benefit plans, including our stock option plans, defined contribution plans and employee stock purchase plan.

    During the second quarter of 1998 we issued $40.0 million in cumulative trust preferred securities through a newly formed special-purpose trust, SVB Capital I. The securities had an offering price (liquidation amount) of $25 per security and distributions at a fixed rate of 8.25% are paid quarterly. The securities have a maximum maturity of 30 years and qualify as Tier 1 capital under the capital guidelines of the Federal Reserve Board. We received proceeds of $38.5 million related to the sale of these securities, net of underwriting commissions and other offering expenses. The trust preferred securities are presented as a separate line item in the consolidated balance sheet under the caption "Company obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely junior subordinated debentures."

    Stockholders' equity totaled $243.5 million at September 30, 1999, an increase of $27.6 million, or 12.8%, from the $215.9 million balance at December 31, 1998. This increase resulted from net income of $27.3 million combined with capital generated primarily through our employee benefit plans of $3.4 million, partially offset by a decrease in the after-tax net unrealized gain on available-for-sale investments of $3.0 million from the prior year end. See "--Investment Securities" for additional discussion on the net unrealized loss on available-for-sale investments as of September 30, 1999.

    Stockholders' equity was $215.9 million at December 31, 1998, an increase of $41.4 million, or 23.7%, from the $174.5 million balance at December 31, 1997. This increase was due to both 1998 net income of $28.9 million and $12.5 million in net capital generated during 1998 primarily through our employee benefit plans. We have not paid a cash dividend on our common stock since 1992, and did not have any material commitments for capital expenditures as of September 30, 1999.

    Both Silicon and Silicon Valley Bank are subject to capital adequacy guidelines of the Federal Reserve Board. Under these capital guidelines, the minimum total risk-based capital ratio and Tier 1 risk-based capital ratio requirements are 10.0% and 6.0%, respectively, of risk-weighted assets and certain off-balance sheet items for a well capitalized depository institution.

    The Federal Reserve Board has also established minimum capital leverage ratio guidelines for state member banks. The ratio is determined using Tier 1 capital divided by quarterly average total assets. The guidelines require a minimum of 5.0% for a well capitalized depository institution.

    Both Silicon's and Silicon Valley Bank's capital ratios were in excess of regulatory guidelines for a well capitalized depository institution as of September 30, 1999 and December 31, 1998, 1997 and 1996. Capital ratios for Silicon are set forth below:

                                                                         DECEMBER 31,
                                                SEPTEMBER 30,   ------------------------------
                                                    1999          1998       1997       1996
                                                -------------   --------   --------   --------
                                                 (UNAUDITED)
Total risk-based capital ratio................      12.7%         11.5%      11.5%      11.5%
Tier 1 risk-based capital ratio...............      11.5%         10.3%      10.2%      10.2%
Tier 1 leverage ratio.........................       6.7%          7.6%       7.1%       7.7%

    Capital ratios for Silicon Valley Bank are set forth below:

                                                                         DECEMBER 31,
                                                SEPTEMBER 30,   ------------------------------
                                                    1999          1998       1997       1996
                                                -------------   --------   --------   --------
                                                 (UNAUDITED)
Total risk-based capital ratio................      11.7%         10.2%      10.8%      10.8%
Tier 1 risk-based capital ratio...............      10.5%          9.0%       9.6%       9.6%
Tier 1 leverage ratio.........................       6.1%          6.6%       6.6%       7.2%

    The improvement in our total risk-based capital ratio and Tier 1 risk-based capital ratio from December 31, 1998, to September 30, 1999, was attributable to an increase in Tier 1 capital and an increase in our investments in low or zero risk-weighted assets. The increase in Tier 1 capital resulted from the aforementioned net income for the first nine months of 1999. The decrease in the Tier 1 leverage ratio from December 31, 1998, to September 30, 1999, was primarily attributable to an increase in average total assets due to strong growth in deposits during the first nine months of 1999.

    In an informal arrangement with Silicon Valley Bank's primary banking regulators, pursuant to a memorandum of understanding entered into in late September 1999, Silicon Valley Bank has agreed to maintain a Tier 1 leverage ratio of at least 7.25%. By maintaining fourth quarter 1999 average assets that approximate total assets as of September 30, 1999, combined with increasing Tier 1 capital through internally generated capital, primarily net income, we expect Silicon Valley Bank's Tier 1 leverage ratio to exceed 7.25% at December 31, 1999. In addition, we plan to contribute substantially all of the proceeds of this offering to Silicon Valley Bank for use in Silicon Valley Bank's business, which will further increase its Tier 1 leverage ratio.

    Our total risk-based capital ratio at the end of 1998 was unchanged from the prior year end and the Tier 1 risk-based capital ratio was slightly higher than the prior year end, as growth in Tier 1 capital was offset by an increase in total assets. This increase in total assets was largely in lower risk-weighted categories and resulted from our strong deposit growth exceeding our loan growth during 1998. Our Tier 1 leverage ratio increased to 7.6% from 7.1% at December 31, 1997. This increase, together with the maintenance of our other regulatory ratios were partially achieved through the aforementioned issuance of $40.0 million in cumulative trust preferred securities during 1998 through SVB Capital I. Our total risk-based capital ratio and Tier 1 risk-based capital ratio were unchanged at the end of 1997 from the end of 1996. The decrease in the Tier 1 leverage ratio from December 31, 1996 to December 31, 1997 was primarily attributable to an increase in average total assets due to strong growth in deposits during 1997.

REGULATORY MATTERS

    MEMORANDUM OF UNDERSTANDING

    In late September 1999, Silicon Valley Bank entered into an informal arrangement with the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions, Silicon Valley Bank's primary banking regulators. Under the informal arrangement (pursuant to a memorandum of understanding), Silicon Valley Bank has committed to maintain a Tier 1 leverage ratio of at least 7.25%; obtain the regulators' consent prior to payment of dividends; further enhance our credit monitoring and review policies and submit reports to the regulators regarding credit quality. The Federal Reserve Bank of San Francisco has also directed Silicon to obtain its approval before incurring debt, paying dividends, repurchasing capital stock or entering into agreements to acquire any entities or portfolios.

    All of our capital ratios are in excess of regulatory guidelines for a well capitalized depository institution. Silicon Valley Bank's Tier 1 leverage ratio has declined since December 31, 1998, largely as a result of the rapid growth in deposits experienced by Silicon Valley Bank during 1999. Silicon Valley Bank's deposit growth in 1999 has been driven by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community, and by growth in the number of clients served by Silicon Valley Bank. In order to slow the growth in deposits due to the Tier 1 leverage ratio capital constraints, Silicon Valley Bank implemented a program during the third quarter of 1999 to market off-balance sheet products, such as mutual fund products, to clients. This has allowed Silicon Valley Bank to continue serving its clients' needs while restraining balance sheet growth driven by deposits.

    By maintaining fourth quarter 1999 average assets that approximate total assets as of September 30, 1999, combined with increasing Tier 1 capital through internally generated capital, we expect Silicon Valley Bank's Tier 1 leverage ratio to exceed 7.25% at December 31, 1999. In addition, we plan to contribute substantially all of the proceeds of this offering to Silicon Valley Bank for use in Silicon Valley Bank's business, which will further increase its Tier 1 leverage ratio.

    FINANCIAL MODERNIZATION ACT

    On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act, or GLB Act, which significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act revises the Bank Holding Company Act of 1956 and repeals the affiliation provisions of the Glass-Steagall Act of 1933, permitting a qualifying holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, and securities activities, as well as merchant banking and additional activities that are "financial in nature" or "incidental" to such financial activities. The GLB Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits various non-bank financial services providers to acquire banks by allowing bank holding companies to engage in activities such as securities underwriting, and underwriting and brokering of insurance products. The GLB Act also expands passive investments by financial holding companies in any type of company, financial or nonfinancial, through merchant banking and insurance company investments. In order for a bank holding company to qualify as a financial holding company, its subsidiary depository institutions must be "well-capitalized" and "well-managed" and have at least a "satisfactory" Community Reinvestment Act rating.

    The GLB Act also reforms the regulatory framework of the financial services industry. Under the GLB Act, financial holding companies are subject to primary supervision by the Federal Reserve Board while current federal and state regulators of financial holding company regulated subsidiaries such as insurers, broker-dealers, investment companies and banks generally retain their jurisdiction and authority. In order to implement its underlying purposes, the GLB Act preempts state laws restricting the establishment of financial affiliations authorized or permitted under the GLB Act, subject to specified exceptions for state insurance regulators. With regard to securities laws, the GLB Act removes the current blanket exemption for banks from the broker-dealer registration requirements under the Securities Exchange Act of 1934, amends the Investment Company Act of 1940 with respect to bank common trust fund and mutual fund activities, and amends the Investment Advisers Act of 1940 to require registration of banks that act as investment advisers for mutual funds. The GLB Act also includes provisions concerning subsidiaries of national banks, permitting a national bank to engage in most financial activities through a financial subsidiary, provided that the bank and its depository institution affiliates are "well capitalized" and "well managed" and meet certain other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. With respect to subsidiaries of state banks, new activities as "principal" would be limited to those permissible for a national bank financial subsidiary. The GLB Act requires a state bank with a financial subsidiary permitted under the GLB Act as well as its depository institution affiliates to be "well capitalized," and also subjects the bank to the same capital deduction, risk management and affiliate transaction rules as applicable to national banks. The provisions of the GLB Act relating to financial holding companies become effective 120 days after its enactment, or about March 15, 2000, excluding the federal preemption provisions, which became effective on the date of enactment.

    Silicon expects that it will elect financial holding company status at some point after the effective date of the financial holding company provisions, although it would not currently be permitted to do so.

                                   MANAGEMENT

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table provides information about our directors and executive officers of the Company, their ages (at February 16, 1999, the date of our proxy statement), and their positions and offices with us.

                   NAME                       AGE                       POSITION
------------------------------------------  --------   ------------------------------------------
Daniel J. Kelleher........................     56      Chairman of the Board of Silicon
John C. Dean..............................     51      President, Chief Executive Officer and
                                                       Director; Chairman of the Board and Chief
                                                       Executive Officer of Silicon Valley Bank
Gary K. Barr..............................     54      Director
James F. Burns, Jr........................     61      Director
David M. deWilde..........................     58      Director
Stephen E. Jackson........................     53      Director
James R. Porter...........................     63      Director
Ann R. Wells..............................     55      Director
James E. Anderson.........................     45      Executive Vice President
L. Blake Baldwin..........................     47      Executive Vice President
David A. Jones............................     41      Executive Vice President
Barbara B. Kamm...........................     47      Executive Vice President
Harry W. Kellogg, Jr......................     55      Executive Vice President; Vice Chairman of
                                                       the Board of Silicon Valley Bank
Christopher T. Lutes......................     31      Executive Vice President and Chief
                                                       Financial Officer
A. Catherine Ngo..........................     38      Executive Vice President and General
                                                       Counsel
Marc J. Verissimo.........................     43      Executive Vice President
Kenneth P. Wilcox.........................     50      Executive Vice President; President and
                                                       Chief Operating Officer of Silicon Valley
                                                       Bank

    DANIEL J. KELLEHER.  Mr. Kelleher is a private investor.

    JOHN C. DEAN. Mr. Dean has been President of Silicon and Chief Executive Officer of Silicon and Silicon Valley Bank since May 1993. He was appointed Chairman of the Board of Silicon Valley Bank in May 1999. From May 1993 to
May 1999, he served as President of Silicon Valley Bank. He also has been an Advisory Member of the Board of Directors of American Central Gas
Companies, Inc., Tulsa, Oklahoma, since August 1994. Prior to joining Silicon and Silicon Valley Bank in May 1993, Mr. Dean served as President and Chief Executive Officer of Pacific First Bank, a $6.5 billion federal savings bank, headquartered in Seattle, Washington, from December 1991 until April 1993. From 1990 to 1991, Mr. Dean served as Chairman and Chief Executive Officer of First Interstate Bank of Washington, and from 1986 to 1990, Chairman and Chief Executive Officer of First Interstate Bank of Oklahoma.

    GARY K. BARR. Mr. Barr has been President and Chief Executive Officer of Pacific Coast Capital (a real estate investment and management company), Carbondale, Colorado, since August 1992. He also has served as Chief Financial Officer of Import/Export Time Advisor (an information software company) since April 1997.

    JAMES F. BURNS, JR. Mr. Burns has been a Trustee of CBR Liquidating Trust since October 1996, and was Executive Vice President and Chief Financial Officer of CBR Information Group (a credit and mortgage reporting company), Houston, Texas, from September 1993 to October 1996. He was Executive Vice President and Chief Financial Officer of Integratec, Inc. (a company providing credit origination, servicing and collection services, and the parent company of CBR Information Group prior to the spin-off of CBR in 1993) from 1988 to 1993.

    DAVID M. DEWILDE. Mr. deWilde has been Managing Partner of L.A.I. (an executive search firm) since January 1998. He was Founder and Chief Executive Officer of Chartwell Partners International, Inc. (an executive search firm) from 1989 to January 1998. Mr. deWilde has been a Director of Berkshire Realty Company, Inc. (a real estate investment trust), Boston, Massachusetts, since 1993.

    STEPHEN E. JACKSON. Mr. Jackson has been President and Chief Executive Officer of American Central Gas, Inc. (a gas pipeline company), Tulsa, Oklahoma since April 1996. Mr. Jackson was the founder and has served as President and Chief Executive Officer of American Land Development Company (a developer of residential homesites), Tulsa, Oklahoma, since 1988. He was the co-founder and has served as Chairman of the Board of Bristol Resources Corporation (an oil and gas exploration and production company) since 1985.

    JAMES R. PORTER. Mr. Porter has been Chairman of CCI/Triad (a computer services company) since February 1997. He was President, Chief Executive Officer and Director of Triad Systems Corporation (a computer software company), Livermore, California, from September 1985 to February 1997. Mr. Porter has been a member of the Board of Directors of Firstwave Technologies (a sales automation company), Atlanta, Georgia, since April 1993, and a member of the Board of Directors of Cellular Technical Services (a cellular device company), Seattle, Washington, since July 1997.

    ANN R. WELLS. Ms. Wells is retired. She was the President of Ann Wells Personnel Services Division of Personnel Group of America (a personnel agency) from January 1998 to December 1998. She was Chief Executive Officer of Ann Wells Personnel Services, Inc. (a personnel agency), Sunnyvale, California, from January 1980 to January 1998.

    JAMES E. ANDERSON. Prior to joining Silicon Valley Bank in January 1999, Mr. Anderson served as Managing Director in the Technology Investment Banking Group of CIBC Oppenheimer, a U.S. investment banking and brokerage subsidiary of the Canadian Imperial Bank of Commerce from December 1997 to December 1998. From 1995 to 1997, Mr. Anderson served as the Managing Director of the Information Technology Group of CIBC Wood Gundy Securities, an investment banking affiliate of the Canadian Imperial Bank of Commerce. From 1991 to 1995, Mr. Anderson served as Managing Director of the Electronics Industry Group of CIBC, Inc.

    L. BLAKE BALDWIN. Mr. Baldwin joined Silicon Valley Bank in July 1988 as Vice President of Silicon Valley Bank's real estate division. Mr. Baldwin was promoted to Senior Vice President and Division Manager of the Real Estate Group in December 1992. In March 1996, Mr. Baldwin was appointed Executive Vice President and Manager of Silicon Valley Bank's Special Industries Group. In September 1998, Mr. Baldwin was appointed Manager of the Human Resources Group and in November 1998 was appointed Manager of the Client and Corporate Resources Group.

    DAVID A. JONES. Mr. Jones joined Silicon Valley Bank in August 1997 as Executive Vice President and Chief Credit Officer. Prior to joining Silicon Valley Bank, Mr. Jones served as Senior Vice President of Wells Fargo Bank in Portland, Oregon, from April 1996 to August 1997. From January 1982 to
April 1996, Mr. Jones was a Senior Vice President with First Interstate Bank in Oklahoma, Texas and Oregon.

    BARBARA B. KAMM. Ms. Kamm joined Silicon Valley Bank in January 1991 as Vice President and Senior Loan Officer of Silicon Valley Bank's Southern California Technology Group. Ms. Kamm served as Senior Vice President and Manager of Silicon Valley Bank's Southern California Group from August 1993 to September 1996 (having been promoted to Executive Vice President in

November 1995). Prior to being appointed Manager of Silicon Valley Bank's Products and Services Group in November 1998, Ms. Kamm served as Chief Administrative Officer from September 1996 to November 1998.

    HARRY W. KELLOGG, JR.  Mr. Kellogg joined Silicon Valley Bank in
October 1986 as Senior Vice President of Silicon Valley Bank's Technology Division. Mr. Kellogg served as Executive Vice President and Chief Marketing Officer from September 1993 to April 1994 (when he left Silicon Valley Bank for ten months, during which time, he served as Executive Vice President for the Emerging Growth Industries Division of Cupertino Bank). Mr. Kellogg returned to Silicon Valley Bank in February 1995 as Executive Vice President and Chief Marketing Officer. From December 1997 to November 1998, he served as the Manager of Silicon Valley Bank's Products and Services Group. Mr. Kellogg was appointed Manager of Silicon Valley Bank's Strategic Marketing Group in November 1998, and as the Vice Chairman of the Board of Silicon Valley Bank in May 1999.

    CHRISTOPHER T. LUTES. Mr. Lutes joined Silicon Valley Bank's Treasury Department in November 1994 as a Senior Treasury Analyst. In June 1995, he was named Senior Vice President and Controller. Mr. Lutes was appointed Executive Vice President and Chief Financial Officer in May 1998. Prior to joining Silicon Valley Bank, Mr. Lutes served in various positions within the finance department of Household Credit Services, a banking services company, in Salinas, California from March 1993 to November 1994. Prior to that he served as an auditor with Coopers & Lybrand LLP in Phoenix, Arizona.

    A. CATHERINE NGO. Ms. Ngo joined Silicon Valley Bank in April 1993 as Vice President and was appointed Manager of the Legal Department in November 1993. Ms. Ngo held increasingly responsible positions with Silicon Valley Bank from November 1993 to February 1997, when she was appointed Executive Vice President and named Manager of the Legal and Loan Services Group. Prior to joining Silicon Valley Bank, Ms. Ngo served as a senior associate for Hopkins & Carley, a law corporation, from June 1989 to April 1993.

    MARC J. VERISSIMO. Mr. Verrisimo joined Silicon Valley Bank in May 1993 as Team Leader in the Northern California Technology Division. Mr. Verissimo was promoted to Manager of the Silicon Valley Lending Division in September 1993. Prior to joining Silicon Valley Bank, Mr. Verissimo served as Vice President in the High Technology Group of Bank of America.

    KENNETH P. WILCOX. Mr. Wilcox joined Silicon Valley Bank in April 1990 as Regional Vice President of Silicon Valley Bank's East Coast Technology Group. Prior to becoming Executive Vice President and Manager of the East Coast Technology Group in November 1995, Mr. Wilcox held increasingly responsible positions with Silicon Valley Bank (having served as Manager of the East Coast Technology Group since June 1993). Mr. Wilcox was appointed Chief Banking Officer in December 1997 and was named President and Chief Operating Officer of Silicon Valley Bank in May 1999.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the underwriters named below have severally agreed to purchase from us an aggregate of 1,250,000 shares of common stock in the amounts set forth opposite their respective names.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Dain Rauscher Incorporated..................................
Keefe, Bruyette & Woods, Inc................................
Hoefer & Arnett Incorporated................................
                                                                 ----------
Total.......................................................      1,250,000
                                                                 ==========

    The Underwriting Agreement provides that the underwriters' obligations are subject to certain conditions precedent and that the underwriters are committed to purchase all of the shares of common stock offered hereby if the underwriters purchase any of such shares of common stock.

    The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession
not in excess of $    per share. The underwriters may allow and such dealers may
reallow a discount not in excess of $    per share to certain other brokers and
dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed by the underwriters.

    We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 187,500 additional shares of common stock to cover overallotments, if any, at the same price per share to be paid by the underwriters for the other shares of common stock offered hereby.

    The underwriters' commissions are shown in the following table. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per Share............................................     $              $
Total................................................     $              $

    In connection with the offering of the shares of common stock, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the shares of common stock. Such transactions may include over-allotment transactions in which an underwriter creates a short position for its own account by selling more shares of common stock than it is committed to purchase from us. In such a case, to cover all or part of the short position, the underwriters may purchase shares of common stock in the open market following completion of the initial offering of the shares of common stock. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of common stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the shares of common stock. The underwriters also may reclaim any selling concession allowed to a dealer if the underwriters repurchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the shares of common stock at a level above that which might otherwise prevail in the open market. Neither Silicon nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of common stock. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

    Silicon has agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

    We and our executive officers and directors have agreed not to dispose of any shares of our common stock, or securities exchangeable or exerciseable for shares of our common stock, for a period of 120 days after the date of this prospectus without the prior written consent of Dain Rauscher Incorporated.

    From time to time, certain of the underwriters have provided, and expect to provide in the future, investment banking services to us for which the underwriters have received, and will receive, customary fees and commissions.

                             VALIDITY OF SECURITIES

    The validity of the shares of common stock will be passed upon for us by our counsel Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and the shares of common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other documents referred to are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all aspects by such reference. Anyone may inspect a copy of the registration statement without charge at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statement by writing to the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and paying prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies such as Silicon that file electronically with the Commission.

    We are subject to the information requirements of the Exchange Act and therefore we file reports, proxy statements and other information with the Commission. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the Commission at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and

500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on its Web site. Reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents, which we have filed with the SEC, are incorporated by reference into this prospectus:

(1) our annual report on Form 10-K for the fiscal year ended December 31, 1998;

(2) our current report on Form 8-K dated April 22, 1999;

(3) our reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

(4) our Proxy Statement dated April 15, 1999

    All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the shares of common stock shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Requests should be directed to Investor Relations Department, 3003 Tasman Drive, Santa Clara, California 85054, telephone number (408) 654-7400.

    Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed with document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,250,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                ----------------

                              PRICE $   PER SHARE

                            ------------------------

DAIN RAUSCHER WESSELS

                         KEEFE, BRUYETTE & WOODS, INC.

                                                                 HOEFER & ARNETT

                                                       INCORPORATED

                                ----------------

                                           , 1999

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

    ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

Securities and Exchange Commission registration fee.........  $14,115
NASD fee....................................................    5,576
Nasdaq fees.................................................
Legal fees and expenses.....................................
Blue Sky fees and expenses..................................
Accounting fees and expenses................................
Printing expenses...........................................
Miscellaneous expenses......................................
                                                              -------
  Total.....................................................  $
                                                              =======

    *   To be completed by amendment.

    All of the above items except the registration fee and NASD fee are estimated.

    ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Bylaws provide that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    The Registrant's Bylaws also provide that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Any indemnification made under the previous two paragraphs will be made by the Registrant only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent in proper in the circumstances because he has met the applicable standard of conduct as set forth above.

    The Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Registrant, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

    Pursuant to Section       of the Underwriting Agreement, the form of which
is filed as Exhibit 1.1 hereto, the Underwriters have agreed to indemnify the directors and certain officers of the Registrant against certain liabilities.

    ITEM 16. EXHIBITS

    (a) Exhibits

EXHIBIT NO.  DESCRIPTION
-----------  -----------
    *1.1     Form of Underwriting Agreement.
    *5.1     Opinion and Consent of Gibson, Dunn & Crutcher LLP.
    23.1     Consent of KPMG LLP.
   *23.2     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
             5.1 above).
    24.1     A power of attorney is set forth on the signature page of
             the Registration Statement.

*   To be filed by amendment

    ITEM 17. UNDERTAKINGS

(1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) The Registrant hereby undertakes that:

    (A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or
       (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (B) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on November 15, 1999.

                                               Silicon Valley Bancshares
                                               By /s/ JOHN C. DEAN
                                                 --------------------------------------------
                                                 John C. Dean
                                                 CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Silicon Valley Bancshares, do hereby severally constitute and appoint John C. Dean and A. Catherine Ngo and each of them singly, our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute any and all instruments for us and in our names in the capacities indicated below which said persons, or either of them, may deem necessary or advisable to enable Silicon Valley Bancshares to comply with the Securities Act of 1993, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the offering contemplated by this Registration Statement on Form S-3, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below and any and all amendments, including post-effective amendments to this Registration Statement and any Rule 462(b) registration statement or amendments thereto; and we hereby ratify and confirm all that said persons, or either of them, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    NAME                                         TITLE                               DATE
                    ----                                         -----                               ----
/s/ DANIEL J. KELLEHER
------------------------------------           Chairman of the Board                             November 15, 1999
Daniel J. Kelleher

/s/ JOHN C. DEAN                               President, Chief Executive Officer and
------------------------------------           Director                                          November 15, 1999
John C. Dean                                   (Principal Executive Officer)

/s/ CHRISTOPHER T. LUTES                       Executive Vice President, Chief Financial
------------------------------------           Officer                                           November 15, 1999
Christopher T. Lutes                           (Principal Financial Officer)

                    NAME                                         TITLE                               DATE
                    ----                                         -----                               ----
/s/ DONAL DELANEY
------------------------------------           Senior Vice President, Controller                 November 15, 1999
Donal Delaney                                  (Principal Accounting Officer)

/s/ GARY K. BARR
------------------------------------                            Director                         November 15, 1999
Gary K. Barr

/s/ JAMES F. BURNS, JR.
------------------------------------                            Director                         November 15, 1999
James F. Burns, Jr.

/s/ DAVID M. DEWILDE
------------------------------------                            Director                         November 15, 1999
David M. deWilde

/s/ STEPHEN E. JACKSON
------------------------------------                            Director                         November 15, 1999
Stephen E. Jackson

/s/ JAMES R. PORTER
------------------------------------                            Director                         November 15, 1999
James R. Porter

/s/ ANN R. WELLS
------------------------------------                            Director                         November 15, 1999
Ann R. Wells

                               INDEX TO EXHIBITS

EXHIBIT NO.             DESCRIPTION
-----------             -----------
         *1.1           Form of Underwriting Agreement.

         *5.1           Opinion and Consent of Gibson, Dunn & Crutcher LLP.

         23.1           Consent of KPMG LLP.

        *23.2           Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
                        5.1 above).

         24.1 A power of attorney is set forth on the signature page of the Registration Statement.

*   To be filed by amendment